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PROSPECTUS SUPPLEMENT (To Prospectus dated December 22, 2004)	Filed pursuant to Rule 424(b)(5) Registration No. 333-121181

4,500,000 Shares

Common Stock

        We are selling 4,500,000 shares of our common stock through a syndicate of underwriters.

        Our common stock is traded on the New York Stock Exchange under the symbol "GBX." On May 5, 2005, the last reported sale price of our common stock on the New York Stock Exchange was $27.30.

        We intend to use the net proceeds from this offering to purchase shares of our common stock from the Estate of Alan James and William A. Furman pursuant to a stock purchase agreement. Prior to his recent death, Mr. James was a member of our board of directors. Mr. Furman is a director and also is our President and Chief Executive Officer. The Estate and Mr. Furman each own or control 3,918,000 shares, or approximately 26%, of our outstanding common stock. See "Recent Developments — Settlement with the Estate of Alan James."

        Investing in our common stock involves risks. See "Risk Factors" beginning on page S-10 of this prospectus supplement to read about risks you should consider before buying our common stock.

	Per Share	Total
Public Offering Price	$26.5000	$119,250,000
Underwriting Discounts and Commissions	$1.5105	$6,797,250
Proceeds to Us (before expenses)	$24.9895	$112,452,750

        The underwriters may purchase up to an additional 675,000 shares of our common stock from us at the public offering price less the underwriting discount and commissions within 30 days from the date of this prospectus supplement to cover over-allotments. We intend to use the net proceeds from any exercise of the over-allotment option to purchase additional shares from the Estate and Mr. Furman on an equal basis.

        Delivery of shares will be made on or about May 11, 2005.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Bear, Stearns & Co. Inc. Sole Book-Running Manager

Wachovia Securities
BB&T Capital Markets	D.A. Davidson & Co.

The date of this prospectus supplement is May 5, 2005.

PROSPECTUS SUPPLEMENT
ABOUT THIS PROSPECTUS SUPPLEMENT	ii
MARKET AND INDUSTRY DATA	ii
SUMMARY	S-1
RISK FACTORS	S-10
FORWARD-LOOKING STATEMENTS	S-20
RECENT DEVELOPMENTS	S-21
USE OF PROCEEDS	S-24
CAPITALIZATION	S-25
PRICE RANGE OF COMMON STOCK	S-26
DIVIDEND POLICY AND INFORMATION	S-26
SELECTED CONSOLIDATED FINANCIAL DATA	S-27
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	S-30
INDUSTRY	S-42
BUSINESS	S-49
MANAGEMENT	S-63
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	S-66
PRINCIPAL STOCKHOLDERS	S-68
DESCRIPTION OF CAPITAL STOCK	S-69
UNDERWRITING	S-72
LEGAL MATTERS	S-74
PROSPECTUS
ABOUT THIS PROSPECTUS	i
WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION	ii
INCORPORATION OF DOCUMENTS BY REFERENCE	ii
FORWARD-LOOKING STATEMENTS	iii
ABOUT GREENBRIER	1
USE OF PROCEEDS	1
DESCRIPTION OF CAPITAL STOCK	1
PLAN OF DISTRIBUTION	4
LEGAL MATTERS	5
EXPERTS	5

i

ABOUT THIS PROSPECTUS SUPPLEMENT

        You should rely only on the information contained in or incorporated by reference into this prospectus supplement or the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information that is different and if anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in or incorporated by reference into this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front cover of this prospectus supplement or the date of the document incorporated by reference, as applicable. Our business, financial condition, results of operations, and prospects may have changed since these dates.

MARKET AND INDUSTRY DATA

        Market, industry and other similar data is contained in or incorporated by reference into this prospectus supplement or the accompanying prospectus. Such data reflect estimates and are based on management's own estimates, independent industry publications or other published independent sources. While we believe these estimates are reasonable, we have not independently verified the data or any of the assumptions or raw data on which the estimates are based and the data may prove to be inaccurate. As a result, you should be aware that any such market, industry or other similar data may not be reliable.

ii

SUMMARY

        This summary highlights selected information contained in or incorporated by reference into this prospectus supplement or the accompanying prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. We urge you to read carefully this entire prospectus supplement and the accompanying prospectus, all documents incorporated by reference, including the financial statements and the notes to the financial statements, and the "Risk Factors" section before making an investment decision. Unless the context requires otherwise, references in the prospectus supplement and the accompanying prospectus to "we," "us" and "our" refer to The Greenbrier Companies, Inc. and its subsidiaries.

Our Business

        We are one of the leading designers, manufacturers and marketers of railroad freight car equipment in North America and Europe and a leading provider of leasing and other services to the railroad and related transportation industries in North America. Our mission is to deliver complete freight car solutions to our customers through a comprehensive set of high quality freight car products and related services.

        In North America, we operate an integrated business model that combines freight car manufacturing, repair and refurbishment, leasing and fleet management services to provide customers with a comprehensive set of freight car solutions. This model allows us to exploit synergies between our various business activities and to generate enhanced returns by providing creative solutions to a customer's freight car needs, while capturing profits at multiple points during the transaction.

        For the years ended August 31, 2004 and 2003, we generated total revenue of $729.5 million and $532.3 million and earnings from continuing operations of $20.0 million and $4.3 million, respectively. For the six months ended February 28, 2005 and February 29, 2004, we generated revenue of $473.0 million and $301.8 million and earnings from continuing operations of $10.2 million and $6.4 million, respectively.

        Through our integrated business model, we offer our customers the following products and services:

Railcar Manufacturing

        We are the leading North American manufacturer of intermodal railcars with an average market share of 60% over the last five years. In addition to our strength in intermodal railcars, we build a broad array of other railcar types in North America and have demonstrated an ability to capture high market shares in the car types we build. We have commanded an average market share of 41% in flat cars and 33% in boxcars over the last five years. Our three North American plants have a combined annual production capacity of approximately 12,000 new railcars.

        Our European manufacturing operation produces a variety of railcar types, including pressurized tank cars, non-pressurized tank cars, flat cars, coil cars, coal cars, gondolas, sliding wall cars and rolling highway cars. Although no formal statistics are available for the European market, we believe we are the second largest new freight car manufacturer with an estimated 20% market share. Our European operation has an annual production capacity of approximately 1,800 railcars.

        Railcar deliveries for the six months ended February 28, 2005 were 6,300 units, compared to 4,200 units for the six months ended February 29, 2004. We anticipate new railcar deliveries of 13,000 units in 2005, compared to 10,800 units in 2004 and 6,500 units in 2003. Our new railcar manufacturing backlog stands at 12,300 units valued at approximately $720 million at February 28, 2005.

Railcar Repair and Refurbishing

        We believe we operate one of the largest repair and refurbishment networks in North America with 15 facilities nationwide. Our network of railcar repair and maintenance shops competes in three primary markets: heavy railcar repair and refurbishment, routine railcar maintenance, and railcar wheel and axle servicing.

Marine Vessel Fabrication

        We fabricate a variety of marine barges, including conventional deck barges, double-hull tank barges, railcar/deck barges, barges for aggregates and ocean-going dump barges.

Railcar Leasing and Services

        Our leasing and services business owns approximately 9,600 railcars and provides a comprehensive range of fleet management services for approximately 124,800 additional railcars owned by railroads, other leasing companies and shippers. We also originate leases with railroads and shippers and may subsequently sell a portion of these leases to financial institutions to which we then provide management services. Our fleet management services include revenue collection, maintenance management, administration of car hire receivables and payables, remarketing and other services.

Attractive Industry Market Trends

        Our largest business is the production of new railcars for North America. Demand for new railcars is strong and deliveries are projected to average over 56,000 railcars per year through 2009, according to Global Insight. We believe the key trends affecting demand for new railcars in North America are:

  •
  Long-term demand for new railcars is supported by continued growth in demand for rail freight that offers cost efficiencies when used over long distances;

  •
  Demand for intermodal railcars is expected to grow at a faster pace than overall freight car demand due to increased international trade and growth in domestic containerization;

  •
  Long-term replacement demand for railcars is underpinned by an aging fleet; and

  •
  Railroads are shifting ownership of railcars to shippers and leasing companies and are outsourcing services.

Competitive Strengths

Leading market positions in intermodal and non-intermodal railcars.

        We are the leading manufacturer of intermodal railcars in North America. In addition, we are one of the leading manufacturers of non-intermodal freight cars with an extensive portfolio of proven product designs. We currently have strong competitive positions in flat cars and boxcars in North America, and we believe we also hold a leading market position in the manufacturing of railcars in Europe.

Integrated business model providing competitive advantage.

        In North America, we operate an integrated business model that combines freight car manufacturing, repair and refurbishment, leasing and fleet management services to provide customers with a comprehensive set of freight car solutions. We believe that the quality of our products, in conjunction with our marketing and lease origination capabilities, enhances demand for our products. We can also take advantage of opportunities, especially during economic downturns, by adding new and used railcars to our own lease fleet at attractive asset valuations.

Outstanding product quality, on-time delivery and product reliability.

        We are the only manufacturer of new railcars in North America to have earned the prestigious "TTX Excellent Supplier" award every year since it was introduced 14 years ago. Each of our wheel shops servicing TTX Company has earned the award every year for 13 years. We believe our customers value our quality and service and have demonstrated a willingness to make purchasing decisions based in part on these factors.

Track record of product innovation.

        We have been a leading innovator in the freight car industry for over two decades, as evidenced by our numerous innovations in both intermodal and non-intermodal railcar designs. We devote substantial effort to developing and testing freight cars that improve the operating economics of rail transport for our customers.

Flexible supply chain and low-cost manufacturing network.

        Our network of domestic and foreign sourcing agreements provides us with dependable access to low-cost parts, sub-assemblies, castings and fabrications. Our supply chain includes a number of important relationships that provide us with multiple cost competitive sourcing options. In addition, we believe our use of outsourced sub-assemblies and fabricated components allows us to maintain higher levels of output at our manufacturing plants.

        We are the only builder of new railcars serving the North American market with production facilities in all three NAFTA countries, which allows us to allocate production among our facilities after taking into account the costs of production and capacity at each facility.

Seasoned management team and experienced workforce.

        Our senior management team is highly experienced with an average of 21 years experience in the railcar manufacturing and leasing industries. Supervisors in our manufacturing operations have an average of approximately 17 years of railcar manufacturing experience. We believe our management and workforce have the experience and knowledge to successfully grow our business by leveraging the existing business platform and by identifying and pursuing new growth opportunities.

Our Strategy

Maintain our leadership in intermodal freight cars.

        We intend to maintain our leadership position in the North American intermodal marketplace. Our double-stack units currently constitute approximately 60% of the entire installed base of double-stack units in the North American fleet. We believe we have the broadest intermodal product portfolio and intend to continue our innovative design efforts to support our leadership position.

Build on our strong market position in non-intermodal cars.

        We also intend to build on our historically strong market position in non-intermodal railcars, particularly in the boxcar and flat car markets where we are one of the leading manufacturers. We expect to continue to develop and introduce new generations of flat cars, boxcars and other conventional railcars through new designs and product offerings with load capacities and configurations designed to improve operating economics of rail transport for our customers.

Expand our leasing and services business.

        We intend to accelerate the growth of our leasing and services business. We have demonstrated an ability to originate attractive lease transactions for both used and new railcars produced by us and other manufacturers. Our management services business offers a broad range of services that complement our lease origination activities. Our objective is to become one of the leading providers of these services in North America and to take advantage of economies of scale as our leasing business grows.

Leverage our integrated business model to deliver superior returns.

        We will continue to leverage our unique combination of integrated railcar manufacturing, repair, refurbishment, leasing and management services businesses to increase the volume of business transacted with our customers. Through our extensive product and comprehensive service offerings, we believe we are well-positioned to capitalize on changing industry trends, reduce our exposure to any single product line or customer and better serve the diverse needs of our customers in any economic environment.

Reduce manufacturing costs while maintaining our reputation for quality.

        We intend to continue to develop our domestic and international supply chain to reduce our manufacturing costs and selectively expand our manufacturing capacity through investment in existing facilities or through the addition of new capacity. We intend to maintain our focus on product quality, on-time delivery and product reliability through the application of "Total Quality" processes. Our goal is to improve our quality, cost competitiveness and manufacturing margins through the application of "Lean Manufacturing" practices.

Exploit international growth opportunities in core railcar manufacturing business.

        The European railcar fleet is old and the replacement rate is below required levels to maintain fleet efficiency. We believe our European operations are well-positioned to capitalize on any increased demand due to our reputation as a high-quality manufacturer with an extensive portfolio of designs, a modernized facility, favorable geographic location and access to low-cost labor.

        Our recently formed strategic alliance with Zhuzhou Rolling Stock Works in China includes a collaboration agreement for the co-operative development of global commercial opportunities combining the technology, engineering and designs of both companies in the North American, European and Chinese markets.

Pursue strategic acquisitions to supplement growth.

        We believe that consolidation within our industry will present opportunities for us to expand our product portfolio, add manufacturing capacity, grow our fleet of leased railcars, enhance our global supply chain, add to our repair and refurbishment network and participate in further industry consolidation.

        We will continue to identify and pursue strategic transactions that create value for our shareholders and offer returns in excess of our cost of capital.

Recent Developments

New Orders.

        Between February 28, 2005, the date we last reported manufacturing backlog, and April 26, 2005, we received $125.0 million in new orders for 1,300 new railcars and two ocean-going marine barges.

Replace Existing Credit Facilities.

        We intend to replace certain of our existing credit facilities with a new $125.0 million senior secured credit facility. See "Recent Developments — Replace Existing Credit Facilities."

Issuance of Senior Unsecured Notes.

        On or about May 11, 2005, we anticipate closing an issuance of $175.0 million aggregate principal amount of senior unsecured notes, due May 15, 2015, with an interest rate of 8 3/8%. See "Recent Developments — Issuance of Senior Unsecured Notes."

Settlement Agreement.

        We have entered into a settlement agreement with the Estate that provides for the purchase of shares of our common stock owned by the Estate and Mr. Furman with the net proceeds of this offering. The settlement agreement also contains provisions relating to the rights and obligations of the Estate and us and with respect to shares of our common stock owned by the Estate following completion of this offering. See "Recent Developments — Settlement with the Estate of Alan James."

The Offering

Common stock outstanding as of May 2, 2005	14,994,138 shares(1)

Common stock offered	4,500,000 shares(2)

Common stock outstanding after this offering	14,827,471 shares(1)(3)

Use of proceeds(3)	We intend to use the net proceeds from our sale of common stock in this offering as follows:

• approximately $73.9 million for the purchase of 3,166,667 shares of common stock owned by the Estate; and

• approximately $37.0 million for the purchase of 1,500,000 shares of common stock owned by William Furman.

See "Use of Proceeds" and "Recent Developments — Settlement with the Estate of Alan James."

Over-allotment option(2)	We have granted the underwriters an option to purchase up to an additional 675,000 shares of common stock solely to cover over-allotments.

New York Stock Exchange symbol	GBX

Risk Factors	See "Risk Factors" and the other information included in this prospectus supplement for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

(1)
Excludes 776,140 shares of common stock issuable upon exercise of stock options outstanding as of May 2, 2005 under our stock option plans.

(2)
Unless we specifically state otherwise, the information in this prospectus supplement assumes that we sell 4,500,000 shares in this offering and that the underwriters do not exercise their over-allotment option to purchase up to 675,000 additional shares of common stock from us. See "Underwriting." We intend to use the net proceeds from any exercise of the over-allotment option to purchase shares of the Estate and Mr. Furman on an equal basis. The information in this prospectus supplement assumes that the option under the James-Furman Supplemental 1994 Stock Option Plan to which 3,000 shares owned by each of the Estate and Mr. Furman are subject is not exercised.

(3)
Assumes that we use the net proceeds from this offering to purchase a total of 3,166,667 shares of our common stock from the Estate and 1,500,000 shares of our common stock from Mr. Furman. See "Recent Developments — Settlement with the Estate of Alan James."

Summary Consolidated Financial and Operating Data

        Our summary consolidated financial data as of and for the years ended August 31, 2000, 2001, 2002, 2003 and 2004 are derived from our audited consolidated financial statements, which were audited by Deloitte & Touche LLP. Our summary consolidated financial data as of and for the six months ended February 29, 2004 and February 28, 2005 have been derived from our unaudited consolidated financial statements. Our consolidated financial statements as of August 31, 2003 and 2004 and February 29, 2004 and February 28, 2005 and for the years ended August 31, 2002, 2003 and 2004 and for the six months ended February 29, 2004 and February 28, 2005 and the related notes are incorporated by reference into the accompanying prospectus. Our unaudited financial statements have been prepared on a basis consistent with our audited financial statements and include all adjustments, which are normal recurring adjustments (except for the special charges) that, in the opinion of our management, are necessary for a fair presentation of the financial position and operating results for the periods indicated. Our interim results are not necessarily indicative of our operating results for the entire year nor are our historical results necessarily indicative of our operating results to be expected in the future.

        Prospective investors should read this summary consolidated financial data in conjunction with "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this prospectus supplement, and with our financial statements and the related notes incorporated by reference into the accompanying prospectus.

							Six Months Ended
	Year Ended August 31,
							February 29, 2004	February 28, 2005
	2000	2001	2002	2003	2004
							(unaudited)
	(in thousands, except per share, unit and percentage data)
Statement of Operations Data:
Revenue
Manufacturing	$528,240	$513,012	$295,074	$461,882	$653,234		$266,028	$434,205
Leasing & services	91,189	80,986	72,250	70,443	76,217		35,732	38,756

Total Revenue	619,429	593,998	367,324	532,325	729,451		301,760	472,961
Cost of revenue
Manufacturing	466,348	470,376	278,007	424,378	595,026		243,582	400,658
Leasing & services	46,711	43,295	44,694	43,609	42,241		21,241	20,950

Total cost of revenue	513,059	513,671	322,701	467,987	637,267		264,823	421,608

Margin	106,370	80,327	44,623	64,338	92,184		36,937	51,353
Other costs
Selling and administrative	54,202	49,547	39,053	39,962	48,288		20,984	26,116
Interest and foreign exchange	21,165	22,257	18,998	13,618	11,468		5,205	7,355
Special charges	—	—	33,802 (1)	—	1,234	(2)	1,234	—

Total other costs	75,367	71,804	91,853	53,580	60,990		27,423	33,471
Earnings (loss) before income tax and equity in unconsolidated subsidiaries	31,003	8,523	(47,230)	10,758	31,194		9,514	17,882
Income tax benefit (expense)	(16,053)	(6,806)	23,587	(4,543)	(9,119)		(1,330)	(6,951)

Earnings (loss) before equity in unconsolidated subsidiaries	14,950	1,717	(23,643)	6,215	22,075		8,184	10,931
Minority interest	(1,650)	43	127	—	—		—	—
Equity in earnings (loss) of unconsolidated subsidiaries	1,054	(641)	(2,578)	(1,898)	(2,036)		(1,792)	(739)

Earnings (loss) from continuing operations	14,354	1,119	(26,094)	4,317	20,039		6,392	10,192
Earnings from discontinued operations (net of tax)	—	—	—	—	739	(3)	—	—

Net earnings (loss)	$14,354	$1,119	$(26,094)	$4,317	$20,778		$6,392	$10,192

Basic earnings (loss) per common share:
Continuing operations	$1.01	$0.08	$(1.85)	$0.31	$1.38	$0.44	$0.68
Net earnings (loss)	$1.01	$0.08	$(1.85)	$0.31	$1.43	$0.44	$0.68
Diluted earnings (loss) per common share:
Continuing operations	$1.01	$0.08	$(1.85)	$0.30	$1.32	$0.42	$0.66
Net earnings (loss)	$1.01	$0.08	$(1.85)	$0.30	$1.37	$0.42	$0.66
Weighted average common shares outstanding
Basic	14,227	14,151	14,121	14,138	14,569	14,435	14,924
Diluted	14,241	14,170	14,121	14,325	15,199	15,051	15,542
Cash dividends paid per share	$0.36	$0.36	$0.06	$0.00	$0.06	$0.00	$0.06
Other Operating Data:
New railcar units delivered(4)	8,100	8,600	4,100	6,500	10,800	4,200	6,300
New railcar units backlog(4)	7,800	3,700	5,200	10,700	13,100	10,000	12,300
Estimated value of new railcar backlog	$440,000	$200,000	$280,000	$580,000	$760,000	$560,000	$720,000
Lease fleet:
Units managed	20,488	26,306	35,562	114,701	122,676	112,657	124,847
Units owned	16,735	16,319	14,317	12,015	10,683	11,505	9,641
Percent utilized (owned units)	90%	93%	91%	92%	96%	95%	93%
Cash Flow Data:
Depreciation and amortization:
Manufacturing	$9,847	$12,631	$13,903	$9,081	$9,399	$4,539	$5,167
Leasing & services	10,509	9,765	9,594	9,630	11,441	5,788	5,525

Total	$20,356	$22,396	$23,497	$18,711	$20,840	$10,327	$10,692

Capital expenditures:
Manufacturing	$19,476	$10,761	$4,294	$7,390	$7,161	$2,468	$4,242
Leasing & services	74,515	62,575	18,365	4,505	35,798	15,724	30,602

Total	$93,991	$73,336	$22,659	$11,895	$42,959	$18,192	$34,844

Reconciliation of EBITDA from net cash provided by (used in) operating activities:
Net cash provided by (used in) operating activities	$(28,289)	$41,416	$22,638	$28,339	$(14,055)	$(68,430)	$(51,989)
Changes in working capital	68,703	(19,500)	(8,232)	(1,631)	67,884	85,464	69,669
Special charges	—	—	(33,802)	—	(1,234)	(1,234)	—
Deferred income taxes	(7,604)	(1,682)	13,097	(2,304)	(9,472)	1,503	587
Gain on sales of equipment	4,527	1,390	910	454	629	190	3,518
Other	(2,627)	1,891	2,792	(1,830)	(2,873)	(774)	(901)
Income tax expense	16,053	6,806	(23,587)	4,543	9,119	1,330	6,951
Interest and foreign exchange	21,165	22,257	18,998	13,618	11,468	5,205	7,355

EBITDA(5)	$71,928	$52,578	$(7,186)	$41,189	$61,466	$23,254	$35,190

Balance Sheet Data (as of end of period):
Cash and cash equivalents	$12,819	$77,205	$67,596	$77,298	$12,110	$4,247	$12,063
Accounts and notes receivable	66,150	50,555	54,778	80,197	120,007	107,196	143,729
Inventory	127,484	94,581	96,173	105,652	113,122	129,815	147,636
Leased equipment(6)	246,854	253,702	221,867	181,162	183,502	179,890	188,164
Total assets	584,109	606,180	527,446	538,948	508,753	502,917	578,539
Revolving notes	13,019	32,986	25,820	21,317	8,947	31,027	74,166
Accounts payable and accrued liabilities	141,311	113,423	116,609	150,874	178,550	135,492	182,279
Notes payable	159,363	177,575	144,131	117,989	97,513	106,756	98,742
Subordinated debt	37,748	37,491	27,069	20,921	14,942	16,220	10,573
Stockholders' equity	$141,615	$134,109	$103,139	$111,142	$139,289	$120,572	$157,882

(1)
Consists of the $3.0 million for severance costs associated with North America operations and legal professional fees, $2.3 million associated with a restructuring plan to decrease operating expenses, consolidate offices and reduce the scale of European operations, a $14.8 million pre-tax impairment write-down of European railcar designs and patents and $13.7 million adjustment of European assets to net realizable value.

(2)
Consists of $7.5 million write-off of the remaining balance of European railcar designs and patents partially offset by a $6.3 million reduction of purchase price liabilities associated with the settlement of arbitration on the acquisition of European railcar designs and patents.

(3)
Relates to a reduction in loss contingency associated with the settlement of litigation relating to the logistics business that was discontinued in 1998. See Note 3 to our 2004 Consolidated Financial Statements.

(4)
New railcar delivery and backlog information includes subcontracted production and our Mexico facility that until our December 2004 acquisition of our partner's interest was a joint venture that was accounted for by the equity method.

(5)
EBITDA is not a financial measure under United States generally accepted accounting principles, or GAAP. We define EBITDA as earnings from continuing operations before interest and foreign exchange, taxes, depreciation and amortization. We consider net cash provided by (used in) operating activities to be the most directly comparable GAAP financial measure. EBITDA is a liquidity measurement tool commonly used by rail supply companies and we use EBITDA in that fashion. You should not consider EBITDA in isolation or as a substitute for cash flow from operations or other cash flow statement data determined in accordance with GAAP. In addition, because EBITDA is not a measure of financial performance under GAAP and is susceptible to varying calculations, the EBITDA measure presented in this prospectus supplement may differ from and may not be comparable to similarly titled measures used by other companies.

(6)
Includes investment in direct finance leases and equipment on operating leases.

RISK FACTORS

        You should carefully consider the risks described below and all other information contained in or incorporated by reference into this prospectus supplement and accompanying prospectus before purchasing our common stock. There also may be additional risks and uncertainties not presently known to us, or risks that we currently consider immaterial, which could impair our operations or results. If any of these risks actually materialize, we may not be able to conduct our business as currently planned and our financial condition and operating results could be seriously affected. In that case, the market price of our common stock could decline, and you could lose all or part of your investment.

Risks Related to Our Business

During economic downturns, the cyclical nature of our business results in lower demand for our products and reduced revenue.

        The railcar industry is cyclical. Overall economic conditions and the purchasing habits of railcar buyers have a significant effect upon our railcar manufacturing and leasing businesses due to the impact on demand for new, refurbished, used and leased products. As a result, during downturns, we operate with a lower level of backlog and may temporarily shut-down production at some or all of our facilities. Economic conditions that result in higher interest rates increase the cost of new leasing arrangements, which could cause some of our leasing customers to lease fewer of our railcars or demand shorter terms. An economic downturn or increase in interest rates may reduce demand for railcars, resulting in lower sales volumes, lower prices, lower lease utilization rates and decreased profits or losses.

The failure of the railcar business to grow as forecasted by industry analysts may have an adverse effect on our financial condition and results of operations.

        Our future success depends in part upon continued growth in the railcar industry. If growth rates do not materialize as forecasted by industry analysts, railcar replacement rates do not increase or industry demand for railcar products does not continue at current levels due to price increases or other reasons, our financial condition and results of operations could be adversely affected.

We compete in a highly competitive and concentrated industry, and this competition or industry consolidation may adversely impact our financial results.

        We face competition by a concentrated group of industry participants in all geographic markets and each industry sector in which we operate. Some of these companies have significantly greater resources than we have. The effect of this competition could reduce our revenues and margins, limit our ability to grow, increase pricing pressure on our products, and otherwise affect our financial results. In addition, because of the concentrated nature of our competitors, customers and suppliers, we face a heightened risk that further consolidation in the industry among or between our competitors, customers and suppliers could adversely affect our revenues, cost of revenues and profitability.

We derive a significant amount of our revenue from a limited number of customers, the loss of one or more of which could have an adverse effect on our business.

        A significant portion of our revenue is generated from two major customers, TTX Company (TTX) and BNSF Railway Company (BNSF). In 2004, revenues from TTX and BNSF accounted for approximately 39% and 12%, respectively, of our total revenues. Revenues from TTX accounted for 43% of our manufacturing revenues. Revenues from BNSF and Union Pacific Railroad Company accounted for approximately 30% and 15%, respectively, of our leasing and services revenue in 2004. Our European operations derive a significant amount of revenue from a limited number of customers. Although we have some long-term contractual relationships with our major customers, we cannot assure you that our customers will continue to use our products or services or that they will continue to do so at historical levels. In addition, due to our production schedule, any customer may account for a significantly higher percentage of our total, manufacturing or leasing revenue in any given period. A reduction in the purchase or leasing of our products or a termination of our services by one or more of our major customers could have an adverse effect on our business and operating results.

Fluctuations in the availability and price of steel and other raw materials could have an adverse effect on our ability to manufacture and sell our products on a cost-effective basis.

        A significant portion of our business depends upon the adequate supply of steel at competitive prices and a small number of suppliers provide a substantial amount of our requirements. The cost of steel and all other materials (including scrap metal) used in the production of our railcars represented over 70% of our direct manufacturing costs per railcar in 2004. The price of steel increased in 2004 due to several factors, including a significant increase in scrap prices, increased demand, more exports to other countries, lack of foreign imports, reduced capacity due to consolidation and scarcity of other raw inputs. A weaker U.S. dollar and an increase in global freight rates have also affected the price we pay for steel. In 2004, approximately 50% of our domestic steel requirements were purchased from Oregon Steel Mills, Inc., approximately 40% of our Canadian steel requirements were purchased from Algoma Steel, Inc. and approximately 50% of our European steel requirements were purchased from Huta Katowice.

        Our business depends upon the adequate supply of other raw materials, including castings and specialty components, at competitive prices. Although we believe we have multiple sources for these raw materials, due to industry consolidations and challenging economic conditions, the number of suppliers has generally declined. We cannot assure you that we will continue to have access to suppliers of necessary components for manufacturing railcars. Our ability to meet demand for our products could be adversely affected by the loss of access to any of these suppliers, the inability to arrange alternative access to any materials, or suppliers limiting allocation of materials to us. In addition, raw material shortages and allocations may result in inefficient operations and an inventory build-up, which could negatively affect our working capital position.

        If the price of steel or other raw materials were to increase and we were unable to increase our selling prices or reduce operating costs to offset the price increases, our margins would be adversely affected. The loss of suppliers or their inability to meet our price, quality, quantity and delivery requirements could have an adverse effect on our ability to manufacture and sell our products on a cost-effective basis.

Our backlog may not be necessarily indicative of the level of our future revenues.

        In this prospectus supplement, we have described our new railcar backlog, which is the number of railcars for which we have written orders from our customers in various periods, and estimated potential revenue attributable to the backlog. Although we believe backlog is an indicator of our future revenues, our reported backlog may not be converted to sales in any particular period and actual sales from such contracts may not equal our backlog estimates. Therefore, our backlog may not be necessarily indicative of the level of our future revenues.

The timing of our lease remarketing and railcar sales may cause significant differences in our quarterly results.

        We may build railcars that are leased to a customer and ultimately sold to a third-party leasing company. The difference in timing of production of the railcars and of the sale to the leasing company could cause a fluctuation in our quarterly results. As a result, comparisons of our quarterly revenues and income between quarterly periods within one year and between comparable periods in different years may not be meaningful and should not be relied upon as indicators of our future performance.

A change in our product mix or failure of our new products or technologies to achieve market acceptance could have an adverse effect on our profitability and competitive position.

        We manufacture and repair a variety of railcars. The demand for specific types of these railcars varies from time to time. These shifts in demand may affect our margins and could have an adverse effect on our profitability.

        We continue to introduce new railcar products and technologies. We cannot ensure that any new products or technologies will achieve sustained market acceptance. In addition, new technologies or products that our competitors introduce may render our products obsolete or less competitive. As a result, our ability to compete effectively could be harmed.

We may be unable to remarket leased railcars on favorable terms upon lease termination or realize the expected residual values, which could reduce our revenue and decrease our overall return.

        We re-lease or sell railcars we own upon the expiration of existing lease terms. The total rental payments we receive under our operating leases do not fully amortize the acquisition costs of the leased equipment, which exposes us to risks associated with remarketing the railcars. Our ability to remarket leased railcars profitably is dependent upon several factors, including, among others:

  •
  market and industry conditions;

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  cost of and demand for newer models;

  •
  the costs associated with the refurbishment of the railcars; and

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  interest rates.

        Our inability to re-lease or sell leased railcars on favorable terms could result in reduced revenues and decrease our overall return.

A reduction in negotiated or arbitrated car hire rates could reduce future car hire revenue.

        A significant portion of our leasing and services revenue is derived from "car hire," which is a fee that a railroad pays for the use of railcars owned by other railroads or third parties. Until 1992, the Interstate Commerce Commission directly regulated car hire rates by prescribing a formula for calculating these rates. The system of government prescribed rates has been superseded by a system known as deprescription, whereby railcar owners and users have the right to negotiate car hire rates. If the railcar owner and railcar user cannot come to an agreement on a car hire rate, then either party has the right to call for arbitration, in which either the owner's or user's rate is selected by the arbitrator to be effective for a one-year period. Substantially all railcars in our fleet are subject to deprescription. There is a risk that car hire rates could be negotiated or arbitrated to lower levels in the future. A reduction in car hire rates could reduce future car hire revenue and adversely affect our financial results.

Risks related to our operations outside of the United States could adversely impact our operating results.

        Our operations outside of the United States are subject to the risks associated with cross-border business transactions and activities. Political, legal, trade or economic changes or instability could limit or curtail our foreign business activities and operations. Some foreign countries in which we operate have regulatory authorities that regulate railroad safety, railcar design and railcar component part design, performance and manufacturing. If we fail to obtain and maintain certifications of our railcars and railcar parts within the various foreign countries where we operate, we may be unable to market and sell our railcars in those countries. In addition, unexpected changes in regulatory requirements, tariffs and other trade barriers, more stringent rules relating to labor or the environment, adverse tax consequences and price exchange controls could limit operations and make the manufacture and distribution of our products difficult. The uncertainty of the legal environment in these and other areas could limit our ability to enforce our rights effectively. Any international expansion or acquisition that we undertake could amplify these risks related to operating outside of the United States.

Fluctuations in foreign currency exchange rates may lead to increased costs and lower profitability.

        Outside of the United States, we operate in Canada, Mexico, Germany and Poland, and our non-U.S. businesses conduct their operations in local currencies and other regional currencies. We also source materials worldwide. Fluctuation in exchange rates may affect demand for our products in foreign markets or our cost competitiveness and may adversely affect our profitability. Although we attempt to mitigate a portion of our exposure to changes in currency rates through currency rate hedges, similar financial instruments and other activities, these efforts cannot fully eliminate the risks associated with the foreign currencies. In addition, some of our borrowings are in foreign currency, giving rise to risk from fluctuations in exchange rates. A material or adverse change in exchange rates could result in significant deterioration of profits or in losses for us.

We have potential exposure to environmental liabilities, which may increase costs or have an adverse effect on results of operations.

        We are subject to extensive national, state, provincial and local environmental laws and regulations concerning, among other things, air emissions, water discharge, solid and hazardous substances handling and disposal and employee health and safety. These laws and regulations are complex and frequently change. We may incur unexpected costs, penalties and other civil and criminal liability if we fail to comply with environmental laws. We also may incur costs or liabilities related to off-site waste disposal or cleaning up soil or groundwater contamination at our properties. In addition, future environmental laws and regulations may require significant capital expenditures or changes to our operations.

        Our Portland facility is located adjacent to a portion of the Willamette River that has been designated as a federal "National Priority List" or "Superfund" site for contaminated sediments. As a result of this classification of the Willamette River, we have incurred, and expect to incur in the future, costs associated with an EPA-mandated remedial investigation and the State of Oregon's mandate to control groundwater discharges. Because this work is still underway, we are unable to determine the amount of our ultimate liability relating to these matters. Based on the results of the pending investigations and future assessments of natural resource damages, we may be required to incur costs associated with additional phases of investigation or remedial action, and we may be liable for damages to natural resources. In addition, we may be required to perform periodic maintenance dredging in order to continue to launch vessels from our launch ways on the river, and the river's classification as a Superfund site could result in some limitations on future dredging and launch activities. The outcome of these matters could have an adverse effect upon our business, results of operations and on our ability to realize value from a potential sale of the land.

Our manufacturer's warranties expose us to potentially significant claims.

        We offer our customers limited warranties for many of our products. Accordingly, we may be subject to significant warranty claims in the future, such as multiple claims based on one defect repeated throughout our production process or claims for which the cost of repairing the defective part is highly disproportionate to the original cost of the part. These types of warranty claims could result in costly product recalls, customers seeking monetary damages, significant repair costs and damage to our reputation.

        If warranty claims are not recoverable from third-party component manufacturers due to their poor financial condition or other reasons, we may be subject to warranty claims and other risks for using these materials on our railcars. We and one of our European customers have raised concerns regarding a component we are currently installing on 372 railcars being produced in Europe. The supplier of the component effectively filed for the United Kingdom equivalent of bankruptcy protection in April 2005. In the event we cannot adequately address these performance concerns, our customer may have the right to reject the cars and demand return of the purchase price paid and, given the financial condition of the supplier, our recourse against the supplier may be limited or of no value.

We may be liable for physical damage or product liability claims that exceed our insurance coverage.

        The nature of our business subjects us to physical damage and product liability claims, especially in connection with the repair and manufacture of products that carry hazardous or volatile materials. We maintain reserves and liability insurance coverage at commercially reasonable levels compared to similarly-sized heavy equipment manufacturers. However, an unusually large physical damage or product liability claim or a series of claims based on a failure repeated throughout our production process may exceed our insurance coverage or result in damage to our reputation.

Some of our employees belong to labor unions and strikes or work stoppage could adversely affect our operations.

        We are a party to collective bargaining agreements with various labor unions in Canada and Poland, representing approximately 35% of our workforce. Disputes with regard to the terms of these agreements or our potential inability to negotiate acceptable contracts with these unions in the future could result in, among other things, strikes, work stoppages or other slowdowns by the affected workers. We cannot assure you that our relations with our workforce will remain positive or that union organizers will not be successful in future attempts to organize at some of our other facilities. If our workers were to engage in a strike, work stoppage or other slowdown, or other employees were to become unionized or the terms and conditions in future labor agreements were renegotiated, we could experience a significant disruption of our operations and higher ongoing labor costs. In addition, we could face higher labor costs in the future as a result of severance or other charges associated with lay-offs, shutdowns or reductions in the size and scope of our operations.

We depend on a third party to provide most of the labor services for our Mexico operations and if such third party fails to provide the labor, it could adversely effect our operations.

        In Mexico, we depend on a third party to provide us with most of the labor services for our Mexico operations under a services agreement with a term expiring on December 1, 2008, with two three-year options to renew. All of the labor provided is subject to collective bargaining agreements with the third party, over which we have no control. If the third party fails to provide us with the services required by our agreement for any reason, including labor stoppages or strikes or a sale of facilities owned by the third party, our operations could be adversely affected. In addition, we do not have significant experience in hiring labor in Mexico and, if required to provide our own labor, could face significantly higher labor costs, which also could have an adverse effect on our operations.

Our relationships with our alliance partners may not be successful, which could adversely affect our business.

        In recent years, we have entered into several agreements with other companies to increase our sourcing alternatives, reduce costs, and pursue opportunities for growth through design improvements. We may seek to expand our relationships or enter into new agreements with other companies. If these relationships are not successful in the future, our manufacturing costs could increase, we could encounter production disruptions, or growth opportunities may not materialize, any of which could adversely affect our business.

We may have difficulty integrating the operations of any companies that we acquire, which may adversely affect our results of operations.

        The success of our acquisition strategy will depend upon our ability to successfully complete acquisitions and integrate any businesses that we acquire into our existing business. The integration of acquired business operations could disrupt our business by causing unforeseen operating difficulties, diverting management's attention from day-to-day operations and requiring significant financial resources that would otherwise be used for the ongoing development of our business. The difficulties of integration may be increased by the necessity of coordinating geographically dispersed organizations, integrating personnel with disparate business backgrounds and combining different corporate cultures. In addition, we may not be effective in retaining key employees or customers of the combined businesses. We may face integration issues pertaining to the internal controls and operational functions of the acquired companies and we also may not realize cost efficiencies or synergies that we anticipated when selecting our acquisition candidates. Any of these items could adversely affect our results of operations.

If our competitors are able to obtain materials at better prices than us, our competitive position in the industry and financial condition could be adversely affected.

        If one of our competitors enters into supply arrangements with one or more of our key suppliers at preferential prices, we could be at a competitive disadvantage, which could negatively affect our operating results. If we are unable to negotiate competitive prices with those suppliers, we may have to find alternative suppliers, which could impact the prices we pay and the quality of the products that we produce. This could have an adverse effect on our competitive position within the industry and our financial condition.

We may not be able to procure insurance on a cost-effective basis in the future.

        The ability to insure our businesses, facilities and rail assets are important aspects of our ability to manage risk. As there is only one provider of this insurance to the railcar industry, there is no guarantee that such insurance will be available on a cost-effective basis in the future.

An adverse outcome in any pending or future litigation could negatively impact our business and results of operations.

        We are a defendant of several pending cases in various jurisdictions. If we are unsuccessful in resolving these claims, our business and results of operations could be adversely affected. In addition, future claims that may arise relating to any pending or new matters could distract management's attention from business operations and increase our legal and defense costs, which may also negatively impact our business and results of operations.

Our failure to comply with regulations imposed by federal and foreign agencies could negatively affect our financial results.

        Our railcar operations are subject to extensive regulation by governmental regulatory and industry authorities and by federal and foreign agencies. These organizations establish rules and regulations for the railcar industry, including construction specifications and standards for the design and manufacture of railcars; mechanical, maintenance and related standards; and railroad safety. New regulatory rulings and regulations from these federal or foreign agencies may impact our financial results and the economic value of our assets. In addition, if we fail to comply with the requirements and regulations of these agencies, we may face sanctions and penalties that could negatively affect our financial results.

We are a holding company with no independent operations. Our ability to meet our obligations depends upon the performance of our subsidiaries and their ability to make distributions to us.

        As a holding company, we are dependent on the earnings and cash flows of, and dividends, distributions, loans or advances from, our subsidiaries to generate the funds necessary to meet our obligations, including the payment of principal, premium, if any, and interest on debt obligations, and to pay dividends on our common stock. Any payment of dividends, distributions, loans or advances to us by our subsidiaries could be subject to statutory restrictions on dividends or repatriation of earnings under applicable local law and monetary transfer restrictions in the jurisdictions in which our subsidiaries operate. In addition, many of our subsidiaries are parties to credit facilities that contain restrictions on the timing and amount of any payment of dividends, distributions, loans or advances that our subsidiaries may make to us. Under certain circumstances, some or all of our subsidiaries may be prohibited from making any such payments.

Our governing documents contain some provisions that may prevent or make more difficult an attempt to acquire us.

        Our Restated Certificate of Incorporation and Amended and Restated By-Laws, as currently in effect, contain some provisions that may be deemed to have antitakeover effects, including:

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  a classified board of directors;

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  a supermajority vote to amend certain provisions of our Restated Certificate of Incorporation;

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  no less than 40 days' advance notice of matters to be voted on by stockholders other than by or at the direction of the board of directors; and

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  the calling of special meetings of stockholders only by the president or a majority of the board of directors.

        In addition, we maintain a stockholder rights plan pursuant to which each stockholder has received a dividend distribution of one preferred stock purchase right per share of common stock owned. The stockholder rights plan and the other provisions discussed above may have antitakeover effects because they may delay, defer or prevent an unsolicited acquisition proposal that some, or a majority, or our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their common stock over the then-prevailing market price.

The operating and financial restrictions imposed by our debt agreements, including those governing debt that may be issued in the future, may limit our ability to finance operations and capital needs or engage in other business activities.

        Our existing and future debt agreements may contain covenants that restrict our ability to:

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  incur additional indebtedness (including guarantees);

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  incur liens;

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  dispose of assets;

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  make certain acquisitions;

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  pay dividends and make other restricted payments;

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  enter into sale and leaseback transactions;

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  make loans and investments;

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  enter into new lines of business; and

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  engage in transactions with affiliates.

        In addition, our credit facilities require us to comply with specified financial ratios.

        Our ability to comply with these covenants and requirements in the future may be affected by events beyond our control, including prevailing economic, financial and industry conditions. Our breach or failure to comply with any of these covenants could result in a default under our credit facilities or any indenture governing indebtedness that may be issued in the future. If we default under our credit facilities, the lenders could cease to make further extensions of credit, cause all of our outstanding debt obligations under these credit facilities to become due and payable, require us to apply all of our available cash to repay the indebtedness under these credit facilities, prevent us from making debt service payments on, or cause an event of default under or acceleration of, any other indebtedness we owe and/or proceed against the collateral granted to them to secure repayment of those amounts. If a default under an indenture occurs, the holders of the related debt could elect to declare the debt immediately due and payable. If our payment obligations in respect of our indebtedness are accelerated, we may not have sufficient assets to repay amounts due under our debt agreements or on other debt securities then outstanding.

An increased level of indebtedness could adversely affect our financial condition.

        As of February 28, 2005, we had approximately $183.5 million of indebtedness, representing approximately 54% of our total capitalization. As described in this prospectus supplement under "Recent Developments — Replace Existing Credit Facilities" and "Recent Developments — Issuance of Senior Unsecured Notes," we intend to pay off certain of our existing debt with the net cash proceeds from the contemplated issue and sale of notes. As of February 28, 2005, after giving effect to the expected net cash proceeds from the offering of notes, we would have had approximately $250.2 million of indebtedness, representing approximately 61% of our total capitalization.

        Our indebtedness could have adverse consequences to us, including:

  •
  our ability to obtain additional financing for working capital, capital expenditures and strategic transactions;

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  a substantial portion of our cash flow from operations may have to be dedicated to the payment of the principal of, and interest on, our indebtedness;

  •
  our leverage may make us more vulnerable to economic downturns and may limit our ability to withstand competitive pressures; and

  •
  we may have a higher level of indebtedness than some of our competitors, which could put us at a competitive disadvantage and reduce our flexibility in planning for, or responding to, changing conditions in our industry, including increased competition or regulation.

        We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our existing and future credit arrangements in an amount sufficient to enable us to make payments on our indebtedness or to fund our other liquidity needs.

Despite our increased leverage, we will be able to incur more debt, which may intensify the risks associated with our increased leverage.

        Our existing debt arrangements permit us, subject to certain conditions, to incur a significant amount of additional indebtedness. The indenture under which our new debt would be issued may permit us to incur additional indebtedness. If we incur additional indebtedness, the risks associated with our increased leverage, including our ability to service our debt, could intensify.

Risks Related to our Common Stock and this Offering

Our stock price may be volatile, and you may not be able to resell your shares at or above the offering price.

        The price of our common stock after this offering may fluctuate widely, depending upon many factors, including:

  •
  differences between our actual financial and operating results and those expected by investors and analysts;

  •
  the liquidity of our stock;

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  changes in analysts' recommendations or projections;

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  the operating results of other companies in the railcar industry; and

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  changes in general economic or market conditions.

        In addition, renewed terrorist attacks, or threats of attacks, may contribute to global unrest, an economic slowdown and to instability in the U.S. and other global equity markets. All of these factors may increase the volatility of our stock price and could have an adverse effect on your investment in our common stock. As a result, our common stock may trade at prices significantly below the offering price, and you could lose a significant part of your investment in the event you choose to sell your shares.

As of the date of this prospectus supplement, two of our stockholders, including our President and Chief Executive Officer, have a significant ownership interest in our company and future sales by either of them may adversely affect the price of our common stock.

        As of the date of this prospectus supplement, the Estate and Mr. Furman each own or control 3,918,000 shares, or approximately 26%, of our outstanding common stock. After giving effect to this offering and the intended purchase of 3,166,667 shares of our common stock from the Estate and 1,500,000 shares of our common stock from Mr. Furman, the Estate would own or control 751,000 shares, or approximately 5% of our outstanding common stock, and Mr. Furman would own or control 2,418,000 shares, or approximately 16% of our outstanding common stock. See "Recent

Developments — Settlement with the Estate of Alan James." As a result, both the Estate and Mr. Furman will each continue to own a significant portion of our common stock, some or all of which may ultimately be sold in later registered offerings or other transactions. The potential availability for sale of the shares of our common stock that will continue to be owned by the Estate and Mr. Furman following the completion of this offering and any purchase by us of shares owned by the Estate or Mr. Furman, or the perception by the market that such sales could occur, could adversely affect the prevailing market price of our stock.

We may issue additional shares of common stock and thereby materially and adversely affect the price of our common stock.

        We may issue additional common stock either in stock offerings or in connection with acquisitions of other businesses. Issuances of a substantial number of shares of common stock, or the perception that such issuances could occur, could adversely affect the prevailing market price of our common stock, and any issuance of our common stock will dilute the percentage ownership held by our stockholders prior to the issuance.

FORWARD-LOOKING STATEMENTS

        This prospectus supplement and the accompanying prospectus, including information incorporated by reference, contains statements that we believe are forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, including statements as to our expectations, beliefs and strategies regarding the future. Statements made in or incorporated by reference into this prospectus supplement and the accompanying prospectus that are not statements of historical fact are forward-looking statements. You can identify these forward-looking statements by forward-looking words such as "expect," "anticipate," "believe," "intend," "plan," "seek," "forecast," "estimate," "continue," "may," "will," "would," "could," "likely" and similar expressions. These forward-looking statements are subject to risks and uncertainties that are difficult to predict, may be beyond our control and could cause actual results to differ materially from those currently anticipated. Important factors that could cause actual results to differ materially from those currently anticipated or suggested by these forward-looking statements and that could adversely affect our future financial performance and stockholder value are identified in "Risk Factors" and may also include the following:

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  continued industry demand at current levels for railcar products, given substantial price increases;

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  industry overcapacity and our manufacturing capacity utilization;

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  ability to utilize beneficial tax strategies;

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  decreases in carrying value of assets due to impairment;

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  changes in future maintenance requirements;

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  effects of local statutory accounting conventions on compliance with covenants in certain loan agreements;

  •
  delays in receipt of orders, risks that contracts may be canceled during their term or not renewed and that customers may not purchase as much equipment under existing contracts as anticipated; and

  •
  ability to replace maturing lease revenue and earnings with revenue and earnings from additions to the lease fleet and management services.

        Any forward-looking statement should be considered in light of these factors and reflects our belief only at the time the statement is made. We assume no obligation to update or revise any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting the forward-looking statements.

RECENT DEVELOPMENTS

        We can make no assurances that the closing of these transactions will take place on the terms or schedule currently contemplated or at all. The consummation of these transactions is not a condition to closing of this offering of our common stock.

New Orders

        From February 28, 2005, the date we last reported manufacturing backlog, to April 26, 2005, we received $125.0 million in new orders for 1,300 new railcars and two ocean-going marine barges.

Replace Existing Credit Facilities

        We intend to replace a substantial portion of our consolidated indebtedness. This indebtedness is currently structured as obligations of our various North American operating subsidiaries.

        We have obtained a commitment letter from Bank of America, N.A. with respect to the establishment of a senior secured credit facility for approximately $125.0 million. This new credit arrangement would consist of a $105.0 million, five-year revolving credit facility, including up to $25.0 million for letters of credit and up to $25.0 million for multi-currency borrowings. We would be the borrower under the new credit facility which would be guaranteed by all of our material domestic subsidiaries. The arrangement also would include a five-year revolving credit facility for our principal Canadian manufacturing operations in an amount of approximately CDN$25.0 million, which we would guarantee. The credit facility will be at the parent company and would replace our credit arrangements of a similar aggregate amount currently used by our Canadian manufacturing, United States manufacturing and leasing and services operations. We anticipate entering into this new credit arrangement following the completion of this offering of our common stock.

Issuance of Senior Unsecured Notes

        On or about May 11, 2005, we anticipate closing an issuance of $175.0 million aggregate principal amount of senior unsecured notes, due May 15, 2015, with an interest rate of 8 3/8%, subject to certain closing conditions including the consummation of this offering. These notes would be issued in an unregistered private offering and would likely contain customary provisions, including restrictive covenants relating to our business. We currently intend to use the net proceeds from any such note issuance to pay off certain of our existing term and revolving debt and for general corporate purposes. This prospectus supplement and accompanying prospectus do not offer and should not be considered to be offering any debt securities. Debt securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Settlement with the Estate of Alan James

        Subsequent to the time of Mr. James' death on January 28, 2005, we have been engaged in discussions with the representatives of his Estate regarding the Estate's desire to dispose of its shares of our common stock. As of the date of this prospectus supplement, the Estate owns approximately 26% of our outstanding common stock. On July 26, 2004, Mr. James, then a member of our board of directors, filed an action in the Court of Chancery of the State of Delaware against us and all of our directors serving on July 26, 2004, other than Mr. James. On April 20, 2005, we entered into a settlement agreement with the Estate to, among other things, resolve this outstanding litigation and release other claims. The settlement agreement, to which Mr. Furman is also a party, provides that we will publicly offer 4,500,000 shares of our common stock (plus the shares issuable upon exercise of the underwriters' over-allotment option) and use proceeds from the offering to purchase 3,166,667 shares of our common stock owned by the Estate and 1,500,000 shares of our common stock owned by Mr. Furman. In addition, as part of the settlement, the Estate agreed to cause the dismissal, with prejudice, of all claims in the Delaware litigation initiated by Mr. James and on April 20, 2005, the parties to the litigation filed with the Delaware court the order approving the stipulation and dismissal of the Delaware litigation. The Delaware court granted that order on April 21, 2005. The settlement agreement also provides for the mutual release by the Estate of all claims the Estate may have against us, Mr. Furman and our directors, and Mr. Furman, we and our directors have released all claims that he, we or they may have against the Estate. In addition, FTI Consulting Inc., which was engaged by Mr. James to investigate alleged accounting improprieties relating to the 2003 and 2004 reserves of our European operations, provided to the Estate its completed report of its investigation. The report states that nothing came to FTI's attention to indicate that the 2003 or 2004 reserves of our European operations were accounted for improperly. See "Certain Relationships and Related Party Transactions" for a discussion of the Delaware litigation.

        In accordance with the settlement agreement, we intend to use the net proceeds from this offering (not including any exercise of the underwriters' over-allotment option) to purchase (1) 1,500,000 shares from each of the Estate and Mr. Furman at a per share price equal to the "net offering price," which is the public offering price indicated on the cover page of this prospectus supplement, less underwriting discounts and commissions and a fee payable by us to the Estate's financial advisor, and less our other documented, reasonable out-of-pocket expenses directly related to this offering (not exceeding 1% of the gross proceeds of this offering) and (2) 1,666,667 shares from the Estate at a price per share equal to 90% of the net offering price. These purchases will be made pursuant to a stock purchase agreement the Estate and Mr. Furman entered into concurrently with the settlement agreement and are anticipated to occur on the first business day following the closing of this offering. Upon completion of these purchases, the Estate would own 751,333 shares and Mr. Furman would own 2,418,000 shares of our common stock. Each of the Estate and Mr. Furman have agreed not to make any further sales of shares of our common stock for 90 days from the date of this prospectus supplement. If the underwriters exercise their over-allotment option, we intend to use the additional proceeds to purchase additional shares from the Estate and Mr. Furman on an equal basis (other than 3,000 shares subject to the James-Furman Supplemental 1994 Stock Option Plan), with these purchases anticipated to occur on the first business day following the closing of the exercise of the over-allotment option. In no event may Mr. Furman sell more than 2,000,000 shares to us under the stock purchase agreement. Each of the Estate and Mr. Furman has waived the applicability of the right of first refusal provisions in the Stockholders' Agreement between them with respect to our purchase of shares pursuant to the stock purchase agreement. See "Management — Stockholders' Agreement."

        Following the completion of this offering and our purchase of shares from the Estate, so long as the Estate owns at least 500,000 shares of our common stock that were owned by Alan James at the time of his death and that currently are beneficially owned by the Estate ("registrable shares of our common stock") and we have advised the Estate that we believe the Estate may be our "affiliate" (as defined in Rule 144(a)(1) under the Securities Act), then the Estate will have a demand registration right with respect to the registrable shares of our common stock that it owns. The Estate may exercise its demand registration right by delivering to us a notice, requesting that we register all, but not less than all, of its registrable shares of our common stock, not earlier than 60 days after completion of this offering or upon our failure to complete the offering within 60 days from April 21, 2005, the filing date of the preliminary prospectus supplement. We have agreed to file a shelf registration statement registering the registrable shares of our common stock held by the Estate within 30 days of delivery of a registration notice to us, to use our commercially reasonable efforts to have the registration statement declared effective by the SEC and to keep that registration statement effective until the earliest of (1) the date the Estate owns less than 500,000 registrable shares of our common stock, (2) the date we advise the Estate that we no longer believe it is our "affiliate" or (3) 24 months following the effective date of the registration statement. The Estate will be permitted to sell under the registration statement a limited number of shares generally, plus an unlimited number of shares sold in specified types of transactions through intermediaries, in privately negotiated transactions or in financing transactions (in each case, subject to compliance with the new right of first refusal described below). The Estate has agreed to reimburse us for all documented, reasonable out-of-pocket expenses directly related to preparation and filing of the registration statement.

        The Estate and Mr. Furman will be subject to some limitations on sales of any shares of our common stock that they continue to own after the sale of shares to us under the stock purchase agreement. Pursuant to this agreement, the Estate has agreed not to sell or transfer any interest in its shares of our common stock, directly or indirectly, or offer or solicit the offer to purchase any of its shares, and has agreed to discontinue any negotiations with respect to the sale of any of its shares until the earlier of (1) the completion of this offering or (2) 60 days after April 21, 2005, the filing date of the preliminary prospectus supplement with the SEC. Each of the Estate and Mr. Furman has agreed to a 90-day lockup on any shares of our common stock held by them (excluding the shares purchased by the Company with the net proceeds of this offering). In addition, to the extent that the Estate does not sell a substantial portion of its shares to us, we believe the Estate may continue to be considered as an affiliate of ours under applicable securities laws and could sell shares of our common stock only in accordance with the limitations imposed by such securities laws. Sales of shares by the Estate also will be subject to a new right of first refusal agreement (which will replace the right of first refusal in the Stockholders' Agreement) in favor of us and Mr. Furman. The Stockholders' Agreement and the right of first refusal therein will terminate upon the earliest of (1) 60 days after April 21, 2005, the filing date of the preliminary prospectus supplement, (2) the closing of the purchase of shares with the net proceeds of this offering (not including any purchase from the net proceeds of any exercise of the over-allotment option) or (3) the termination of the stock purchase agreement. See "Management — Stockholders' Agreement."

        The settlement agreement provides that we will not purchase or offer to purchase additional shares from Mr. Furman unless we also concurrently offer to purchase the same number of shares from the Estate (or, if less, the remaining shares held by the Estate) upon the same terms and conditions and at the same price per share. We also have agreed that we will not file a registration statement covering the sale of shares by Mr. Furman prior to the earliest of (1) the first anniversary of the completion or abandonment of this offering, (2) 60 days after the date upon which the Estate owns less than 500,000 shares of our common stock, or (3) the date upon which Mr. Furman ceases to serve as both an officer and, if applicable, our Chairman (other than in a non-executive capacity).

        As indicated above, we have agreed to pay a financial advisor to the Estate a fee equal to 0.3% of the aggregate proceeds of this offering (and, if exercised, the underwriters' over-allotment option) as partial reimbursement of the Estate for the fee payable by the Estate to its financial advisor.

        The foregoing description is a summary of the material provisions of the settlement and is qualified in its entirety by reference to the settlement agreement and the form of other agreements attached as exhibits to our Current Report on Form 8-K filed with the SEC on April 21, 2005.

USE OF PROCEEDS

        We estimate that the net proceeds from the sale of shares of common stock in the offering, after deducting applicable underwriting discounts and commissions and certain other expenses payable by us, will be approximately $110.9 million.

        We intend to use the net proceeds from this offering as follows:

  •
  approximately $73.9 million for the purchase of 3,166,667 shares of common stock owned by the Estate, and

  •
  approximately $37.0 million for the purchase of 1,500,000 shares of common stock owned by William A. Furman.

        If the underwriters exercise the over-allotment option in full, we will receive additional net proceeds of approximately $16.8 million, which we intend to use to purchase additional shares from the Estate and Mr. Furman on an equal basis.

        Pending our use of net proceeds of this offering, we intend to invest the net proceeds in short-term, interest-bearing investment-grade or government securities.

CAPITALIZATION

        The following table summarizes our cash and capitalization as of February 28, 2005.

  •
  on an actual basis; and

  •
  as adjusted to give cumulative effect to reflect the following transactions:

  •
  our issuance and sale of 4,500,000 shares of our common stock in this offering (column (a));

  •
  the application of the estimated net proceeds of this offering to the purchase of shares from the Estate and Mr. Furman as described under "Use of Proceeds" above (column (b)); and

  •
  the replacement of certain of our revolving credit facilities with the contemplated $125.0 million senior secured credit facility and the assumed issuance and sale of $175.0 million in aggregate principal amount of senior notes and the intended application of the net proceeds as described under "Recent Developments" above (column (c)).

        The table should be read in conjunction with "Recent Developments," "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus supplement and our consolidated financial statements and related notes incorporated by reference into the accompanying prospectus.

		February 28, 2005 As Adjusted
		(a)	(b)	(c)
	February 28, 2005 Actual	Offering	Offering & Share Purchase	Offering, Share Purchase, Replacement of Credit Facilities and Assumed Issuance of Senior Unsecured Notes
	(in thousands)
Cash	$12,063	$122,666	$11,763	$70,415

Debt:
Revolving notes	$74,166	$74,166	$74,166	$21,995
Equipment notes	46,662	46,662	46,662	—
Term loans	52,080	52,080	52,080	42,640
Subordinated notes	10,573	10,573	10,573	10,573
Senior notes	—	—	—	175,000

Total debt	$183,481	$183,481	$183,481	$250,208
Stockholders' equity:
Common stock ($.001 par value)	15	20	15	15
Preferred stock ($.001 par value)	—	—	—	—
Additional paid in capital	59,305	169,903	59,005	59,005
Retained earnings	96,453	96,453	96,453	94,887
Accumulated other comprehensive income	2,109	2,109	2,109	3,559

Total stockholders' equity	157,882	268,485	157,582	157,466

Total capitalization	$341,363	$451,966	$341,063	$407,674

PRICE RANGE OF COMMON STOCK

        Our common stock trades on the New York Stock Exchange under the symbol "GBX." As of April 29, 2005, there were approximately 386 record holders of our common stock. The following table shows the reported high and low sales prices of our common stock on the New York Stock Exchange for the periods indicated.

	High	Low
2005
Third quarter (through May 5, 2005)	$37.15	$26.00
Second quarter	36.99	25.56
First quarter	29.85	19.80
2004
Fourth quarter	$24.12	$16.25
Third quarter	18.55	14.01
Second quarter	20.25	14.40
First quarter	15.85	12.25
2003
Fourth quarter	$14.94	$10.10
Third quarter	10.65	7.85
Second quarter	8.48	6.25
First quarter	7.10	4.10

DIVIDEND POLICY AND INFORMATION

        Payment of dividends is made at the discretion of our board of directors and depends upon our operating results, capital requirements, financial condition and other factors our board of directors deems relevant. We declared dividends of $0.06 per share in the first, second and third quarters of our fiscal year 2005 and in the fourth quarter of our fiscal year ended August 31, 2004, but we did not declare any dividends during the first three quarters of fiscal year 2004 or during fiscal year 2003. Certain covenants in our subsidiaries' existing debt agreements restrict the transfer of funds from our subsidiaries to us in the form of cash dividends, loans or advances, and we expect any future debt agreements with our subsidiaries to contain similar restrictions.

SELECTED CONSOLIDATED FINANCIAL DATA

        Our selected consolidated financial data as of and for the years ended August 31, 2000, 2001, 2002, 2003 and 2004 are derived from our audited consolidated financial statements, which were audited by Deloitte & Touche LLP. Our selected consolidated financial data as of and for the six months ended February 29, 2004 and February 28, 2005 have been derived from our unaudited consolidated financial statements. Our consolidated financial statements as of August 31, 2003 and 2004 and February 29, 2004 and February 28, 2005 and for the years ended August 31, 2002, 2003 and 2004 and for the six months ended February 29, 2004 and February 28, 2005 and the related notes are incorporated by reference into the accompanying prospectus. Our unaudited financial statements have been prepared on a basis consistent with our audited financial statements and include all adjustments, which are normal recurring adjustments (except for the special charges) that, in the opinion of our management, are necessary for a fair presentation of the financial position and operating results for the periods indicated. Our interim results are not necessarily indicative of our operating results for the entire year nor are our historical results necessarily indicative of our operating results to be expected in the future.

        Prospective investors should read the selected financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus supplement, and with our financial statements and the related notes incorporated by reference into the accompanying prospectus.

							Six Months Ended
	Year Ended August 31,
							February 29, 2004	February 28, 2005
	2000	2001	2002	2003	2004
							(unaudited)
	(in thousands, except per share, unit and percentage data)
Statement of Operations Data:
Revenue
Manufacturing	$528,240	$513,012	$295,074	$461,882	$653,234		$266,028	$434,205
Leasing & services	91,189	80,986	72,250	70,443	76,217		35,732	38,756

Total Revenue	619,429	593,998	367,324	532,325	729,451		301,760	472,961
Cost of revenue
Manufacturing	466,348	470,376	278,007	424,378	595,026		243,582	400,658
Leasing & services	46,711	43,295	44,694	43,609	42,241		21,241	20,950

Total cost of revenue	513,059	513,671	322,701	467,987	637,267		264,823	421,608

Margin	106,370	80,327	44,623	64,338	92,184		36,937	51,353
Other costs
Selling and administrative	54,202	49,547	39,053	39,962	48,288		20,984	26,116
Interest and foreign exchange	21,165	22,257	18,998	13,618	11,468		5,205	7,355
Special charges	—	—	33,802 (1)	—	1,234	(2)	1,234	—

Total other assets	75,367	71,804	91,853	53,580	60,990		27,423	33,471
Earnings (loss) before income tax and equity in unconsolidated subsidiaries	31,003	8,523	(47,230)	10,758	31,194		9,514	17,882
Income tax benefit (expense)	(16,053)	(6,806)	23,587	(4,543)	(9,119)		(1,330)	(6,951)

Earnings (loss) before equity in unconsolidated subsidiaries	14,950	1,717	(23,643)	6,215	22,075		8,184	10,931
Minority interest	(1,650)	43	127	—	—		—	—
Equity in earnings (loss) of unconsolidated subsidiaries	1,054	(641)	(2,578)	(1,898)	(2,036)		(1,792)	(739)

Earnings (loss) from continuing operations	14,354	1,119	(26,094)	4,317	20,039		6,392	10,192
Earnings from discontinued operations (net of tax)	—	—	—	—	739	(3)	—	—

Net earnings (loss)	$14,354	$1,119	$(26,094)	$4,317	$20,778		$6,392	$10,192

Basic earnings (loss) per common share:
Continuing operations	$1.01	$0.08	$(1.85)	$0.31	$1.38	$0.44	$0.68
Net earnings (loss)	$1.01	$0.08	$(1.85)	$0.31	$1.43	$0.44	$0.68
Diluted earnings (loss) per common share:
Continuing operations	$1.01	$0.08	$(1.85)	$0.30	$1.32	$0.42	$0.66
Net earnings (loss)	$1.01	$0.08	$(1.85)	$0.30	$1.37	$0.42	$0.66
Weighted average common shares outstanding
Basic	14,227	14,151	14,121	14,138	14,569	14,435	14,924
Diluted	14,241	14,170	14,121	14,325	15,199	15,051	15,542
Cash dividends paid per share	$0.36	$0.36	$0.06	$0.00	$0.06	$0.00	$0.06
Other Operating Data:
New railcar units delivered(4)	8,100	8,600	4,100	6,500	10,800	4,200	6,300
New railcar units backlog(4)	7,800	3,700	5,200	10,700	13,100	10,000	12,300
Estimated value of new railcar backlog	$440,000	$200,000	$280,000	$580,000	$760,000	$560,000	$720,000
Lease fleet:
Units managed	20,488	26,306	35,562	114,701	122,676	112,657	124,847
Units owned	16,735	16,319	14,317	12,015	10,683	11,505	9,641
Percent utilized (owned units)	90%	93%	91%	92%	96%	95%	93%
Cash Flow Data:
Depreciation and amortization:
Manufacturing	$9,847	$12,631	$13,903	$9,081	$9,399	$4,539	$5,167
Leasing & services	10,509	9,765	9,594	9,630	11,441	5,788	5,525

Total	$20,356	$22,396	$23,497	$18,711	$20,840	$10,327	$10,692

Capital expenditures:
Manufacturing	$19,476	$10,761	$4,294	$7,390	$7,161	$2,468	$4,242
Leasing & services	74,515	62,575	18,365	4,505	35,798	15,724	30,602

Total	$93,991	$73,336	$22,659	$11,895	$42,959	$18,192	$34,844

Reconciliation of EBITDA from net cash provided by (used in) operating activities:
Net cash provided by (used in) operating activities	$(28,289)	$41,416	$22,638	$28,339	$(14,055)	$(68,430)	$(51,989)
Changes in working capital	68,703	(19,500)	(8,232)	(1,631)	67,884	85,464	69,669
Special charges	—	—	(33,802)	—	(1,234)	(1,234)	—
Deferred income taxes	(7,604)	(1,682)	13,097	(2,304)	(9,472)	1,503	587
Gain on sales of equipment	4,527	1,390	910	454	629	190	3,518
Other	(2,627)	1,891	2,792	(1,830)	(2,873)	(774)	(901)
Income tax expense	16,053	6,806	(23,587)	4,543	9,119	1,330	6,951
Interest and foreign exchange	21,165	22,257	18,998	13,618	11,468	5,205	7,355

EBITDA(5)	$71,928	$52,578	$(7,186)	$41,189	$61,466	$23,254	$35,190

Balance Sheet Data (as of end of period):
Cash and cash equivalents	$12,819	$77,205	$67,596	$77,298	$12,110	$4,247	$12,063
Accounts and notes receivable	66,150	50,555	54,778	80,197	120,007	107,196	143,729
Inventory	127,484	94,581	96,173	105,652	113,122	129,815	147,636
Leased equipment(6)	246,854	253,702	221,867	181,162	183,502	179,890	188,164
Total assets	584,109	606,180	527,446	538,948	508,753	502,917	578,539
Revolving notes	13,019	32,986	25,820	21,317	8,947	31,027	74,166
Accounts payable and accrued liabilities	141,311	113,423	116,609	150,874	178,550	135,492	182,279
Notes payable	159,363	177,575	144,131	117,989	97,513	106,756	98,742
Subordinated debt	37,748	37,491	27,069	20,921	14,942	16,220	10,573
Stockholders' equity	$141,615	$134,109	$103,139	$111,142	$139,289	$120,572	$157,882

(1)
Consists of the $3.0 million for severance costs associated with North America operations and legal professional fees, $2.3 million associated with a restructuring plan to decrease operating expenses, consolidate offices and reduce the scale of European operations, a $14.8 million pre-tax impairment write-down of European railcar designs and patents and $13.7 million adjustment of European assets to net realizable value.

(2)
Consists of $7.5 million write-off of the remaining balance of European railcar designs and patents partially offset by a $6.3 million reduction of purchase price liabilities associated with the settlement of arbitration on the acquisition of European railcar designs and patents.

(3)
Relates to a reduction in loss contingency associated with the settlement of litigation relating to the logistics business that was discontinued in 1998. See Note 3 to our 2004 Consolidated Financial Statements.

(4)
New railcar delivery and backlog information includes subcontracted production and our Mexico facility that until our December 2004 acquisition of our partner's interest was a joint venture that was accounted for by the equity method.

(5)
EBITDA is not a financial measure under GAAP. We define EBITDA as earnings from continuing operations before interest and foreign exchange, taxes, depreciation and amortization. We consider net cash provided by (used in) operating activities to be the most directly comparable GAAP financial measure. EBITDA is a liquidity measurement tool commonly used by rail supply companies and we use EBITDA in that fashion. You should not consider EBITDA in isolation or as a substitute for cash flow from operations or other cash flow statement data determined in accordance with GAAP. In addition, because EBITDA is not a measure of financial performance under GAAP and is susceptible to varying calculations, the EBITDA measure presented in this prospectus supplement may differ from and may not be comparable to similarly titled measures used by other companies.

(6)
Includes investment in direct finance leases and equipment on operating leases.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis was contained in our Quarterly Report on Form 10-Q for the three months ended February 28, 2005 and our Annual Report on Form 10-K for the year ended August 31, 2004. Such information is presented in this prospectus supplement for convenience of reference and has not been substantively updated since the date of each document. The following discussion and analysis should be read in conjunction with "Selected Consolidated Financial Data," "Risk Factors," "Forward-Looking Statements" and our consolidated financial statements and related notes, included or incorporated by reference into this prospectus supplement or the accompanying prospectus.

Executive Summary

        We currently have two primary business segments: manufacturing and leasing & services. These two business segments are operationally integrated. With operations in the United States, Canada, Mexico and Europe the manufacturing segment produces double-stack intermodal railcars, conventional railcars, tank cars, marine vessels and performs railcar repair, refurbishment and maintenance activities. We produce rail castings through an unconsolidated joint venture and also manufacture new freight cars through the use of unaffiliated subcontractors. At February 28, 2005, the leasing & services segment owned approximately 9,600 railcars and provided management services for approximately 124,800 railcars for railroads, shippers, carriers, and other leasing and transportation companies. Segment performance is evaluated based on margins.

        In 2004, we benefited from the continued economic recovery and growth in demand for railroad freight cars. Improvements in the North American economy have created increased rail traffic, which combined with the aging of the industry's railcar fleet, has resulted in an increased demand for railcars.

        Prices for steel, the primary component of railcars and barges, rose sharply in 2004 and were volatile as a result of increased costs of raw materials, strong demand, limited availability of scrap metal for steel processing and reduced capacity. Availability of scrap metal was further limited by exports to China. As a result, steel providers began charging scrap surcharges. In addition, the price and availability of other railcar components, which are a product of steel, were adversely affected by the steel issues. A portion of the sales agreements for railcars in backlog at August 31, 2004 were fixed price contracts which did not contain escalation clauses in the event of increased prices for steel or other component parts. In January 2004, we initiated a plan to aggressively manage steel and scrap surcharge issues with customers and suppliers through negotiation and pass-through of costs where possible.

        Our manufacturing backlog of railcars for sale and lease as of February 28, 2005 was approximately 12,300 railcars with an estimated value of $720.0 million compared to 10,000 railcars valued at $560.0 million as of February 29, 2004. Substantially all our current backlog was priced to cover anticipated material price increases and surcharges. As these sales price increases are an anticipated pass-through of vendor material price increases and surcharges, they are not necessarily indicative of increased margins on future production. There is still risk that material prices could increase beyond amounts included in our sale contracts which would adversely impact margins in our backlog. Although the North American railcar market has recently improved, the European market is experiencing a decline in demand for railcars. On February 28, 2005, our European backlog is approximately 50% of our European backlog as of February 29, 2004.

        The available supply of rail castings to the industry continues to be adversely affected as a result of reorganization and consolidation of domestic suppliers. Our investment in a joint venture that operates castings production facilities has helped us maintain production despite industry-wide casting shortages. Shortages of other railcar components such as wheels, axles and couplers may impact production at our new railcar and refurbishment facilities.

        In September 1998 we entered into a joint venture with Bombardier Transportation (Bombardier) to build railroad freight cars at a portion of Bombardier's existing manufacturing facility in Sahagun, Mexico. Each party held a 50% non-controlling interest in the joint venture. In December 2004, we acquired Bombardier's interest and will pay Bombardier a purchase price of $9.0 million over five years. We will lease a portion of the plant from Bombardier and have entered into a service agreement under which Bombardier has agreed to provide labor and manufacturing support. The Mexican operations, previously accounted for under the equity method, are consolidated for financial reporting purposes beginning in December 2004.

        Subsequent to February 28, 2005, we acquired from General Electric ("GE") two railcar repair facilities located in Dothan, Alabama and in Hodge, Louisiana for an immaterial purchase price. GE will provide a minimum base load of work for railcar repairs and services at the two facilities over a period of ten years. We anticipate the results of operations not to be individually material to our consolidated financial statements.

Critical Accounting Policies

        The preparation of financial statements in accordance with generally accepted accounting principles requires judgment on the part of management to arrive at estimates and assumptions on matters that are inherently uncertain. These estimates may affect the amounts of assets, liabilities, revenues and expenses reported in a given period. Estimates and assumptions are periodically evaluated and may be adjusted in future periods.

        Impairment of long-lived assets — When changes in circumstances indicate the carrying amount of certain long-lived assets may not be recoverable, the assets will be evaluated for impairment. If the forecast undiscounted future cash flows are less than the carrying amount of the assets, an impairment charge to reduce the carrying value of the assets to fair value will be recognized.

        Income taxes — For financial reporting purposes, income tax expense is estimated based on planned tax return filings. The amounts anticipated to be reported in those filings may change between the time the financial statements are prepared and the time the tax returns are filed. Further, because tax filings are subject to review by taxing authorities, there is also the risk that a position taken on a tax return may be challenged by a taxing authority. If the taxing authority is successful in asserting a position different than that taken by us, differences in tax expense or between current and deferred tax items may arise in future periods. Such differences, which could have a material impact on our financial statements, would be reflected in the financial statements when management considers them probable of occurring and the amount reasonably estimable. Valuation allowances reduce deferred assets to an amount that will more likely than not be realized. Management's estimates of the realization of deferred tax assets is based on the information available at the time the financial statements are prepared and may include estimates of future income and other assumptions that are inherently uncertain.

        Maintenance obligations — We are responsible for maintenance on a portion of the managed and owned lease fleet under the terms of maintenance obligations defined in the underlying lease or management agreement. The estimated maintenance liability is based on maintenance histories for each type and age of railcar. These estimates involve judgment as to the future costs of repairs and the types and timing of repairs needed over the lease term. As we cannot predict with certainty the prices, timing and volume of maintenance needed in the future on railcars under long-term leases, this estimate is uncertain and could be materially different from maintenance requirements. The liability is periodically reviewed and updated based on maintenance trends and known future repair or refurbishment requirements. Historically, we have not had material adjustments to these estimates as they are reviewed frequently and cover long-term contracts. However, these adjustments could be material in the future due to the inability to predict future maintenance requirements.

        Warranty accruals — Warranty costs are estimated and charged to operations to cover a defined warranty period. The estimated warranty cost is based on historical warranty claims for each particular product type. For new product types without a warranty history, preliminary estimates are based on historical information for similar product types.

        These estimates are inherently uncertain as they are based on historical data for existing products and judgment for new products. If warranty claims are made in the current period for issues that have not historically been the subject of warranty claims and were not taken into consideration in establishing the accrual or if claims for issues already considered in establishing the accrual exceed expectations, warranty expense may exceed the accrual for that particular product. Conversely, there is the possibility that claims may be lower than estimates. The warranty accrual is periodically reviewed and updated based on warranty trends. In aggregate, warranty costs have not been materially different from the estimates. However, as we cannot predict future claims, the potential exists for the difference to be material.

        Contingent rental assistance — We have entered into contingent rental assistance agreements on certain railcars, subject to leases, that have been sold to third parties. These agreements guarantee the purchasers a minimum lease rental, subject to a maximum defined rental assistance amount, over remaining periods that range from one to seven years. A liability is established when management believes that it is probable that a rental shortfall will occur and the amount can be estimated.

        Revenue recognition — Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable and collectability is reasonably assured.

        Railcars are generally manufactured, repaired or refurbished under firm orders from third parties, and revenue is recognized when the cars are completed, accepted by an unaffiliated customer and contractual contingencies removed. We may also manufacture railcars prior to receipt of firm orders, build railcars under lease which are then sold to a third-party leasing company and may also build railcars for our own lease fleet. Railcars produced in a given period may be delivered in subsequent periods, delaying revenue recognition. Revenue does not include sales of new railcars to, or refurbishment services performed for, the leasing & services segment since intercompany transactions are eliminated in preparing the Consolidated Financial Statements. The margin generated from such sales or refurbishment activity is realized by the leasing & services segment over the related life of the asset or upon sale of the equipment to a third party.

        Marine revenues are either recognized on the percentage of completion method during the construction period or completed contract method based on the terms of the contract. Direct finance lease revenue is recognized over the lease term in a manner that produces a constant rate of return on the net investment in the lease. Operating lease revenue is recognized as earned under the lease terms. Certain leases are operated under car hire arrangements whereby revenue is earned based on utilization, car hire rates and terms specified in the lease agreement. Car hire revenue is reported from a third-party source two months in arrears; however, such revenue is accrued in the month earned based on estimates of use from historical activity and is adjusted to actual mileage earned as reported. Such adjustments have not significantly differed from the estimates.

Results of Operations

Six Months Ended February 28, 2005 Compared to Six Months Ended February 29, 2004

Overview

        Total revenues for the six months ended February 28, 2005 were $473.0 million, an increase of $171.2 million from revenues of $301.8 million for the six months ended February 29, 2004. Earnings were $10.2 million and $6.4 million for the six months ended February 28, 2005 and February 29, 2004.

Manufacturing Segment

        Manufacturing revenue for the six months ended February 28, 2005 was $434.2 million compared to $266.0 million in the corresponding prior period, an increase of $168.2 million, or 63.2%. The increase is due to higher railcar revenue of $125.0 million, $10.6 million increase in marine revenue associated with the timing of revenue recognition, $15.6 million improvement in repair and refurbishment activities and $17.0 million associated with differences in foreign currency translation rates between periods. The $125.0 million increase in railcar revenue is comprised of $98.8 million associated with higher deliveries and price increases and $26.2 million in revenue from our Mexican subsidiary which was accounted for under the equity method in the prior comparable period. New railcar deliveries were approximately 6,300 units in the current period compared to 4,200 units in the prior comparable period.

        Manufacturing margin percentage for the six months ended February 28, 2005 was 7.7% compared to 8.4% for the six months ended February 29, 2004. The decrease was primarily due to a change in product mix and higher material costs on certain contracts that did not contain escalation clauses to cover scrap surcharges. The current period also includes the margin on the Mexican operation, which is lower than other facilities due to temporary production issues. The prior period margins were negatively impacted by costs to repair certain defective parts provided by third-party vendors. In addition, as sales prices and costs increase by the same amount to cover surcharges, margins as a percentage of revenue decline. Operating results for both periods were adversely impacted by inclement weather related closures.

Leasing & Services Segment

        Leasing & services revenue increased $3.1 million, or 8.7%, to $38.8 million for the six months ended February 28, 2005 compared to $35.7 million for the six months ended February 29, 2004. The increase is primarily a result of gains on the sale of leased equipment of $3.5 million in the current period compared to $0.2 million in the prior comparable period. Assets from our lease fleet are periodically sold in the normal course of business in order to take advantage of market conditions, manage risk and maintain liquidity. Revenue on new lease additions was offset by a decline in finance lease revenue upon lease maturation and reduced utilization on mileage leases.

        Approximately one-third of the owned units in the lease fleet were acquired through an agreement with Union Pacific Railroad Company (Union Pacific), which contains a fixed price purchase option exercisable upon lease expiration. Union Pacific has notified us of their intention to exercise this option on all remaining railcars in this program. As these leases mature over the next three years, related leasing revenue will continue to decline. Revenue may be replaced by growth of the lease fleet and management services. The railcars under this program are subject to a sharing agreement where we share a portion of the lease earnings with Union Pacific. Accordingly, the decline in revenue from maturing leases with Union Pacific will not have to be replaced by an equivalent revenue amount to result in a similar margin.

        Leasing & services operating margin percentage increased to 45.9% for the six months ended February 28, 2005 compared to 40.6% for the six months ended February 29, 2004. The increase was primarily a result of gains associated with the sale of equipment from the lease fleet.

Other Costs

        Selling and administrative costs were $26.1 million for the six months ended February 28, 2005 compared to $21.0 million for the comparable prior period, an increase of $5.1 million, or 24.3%. The increase is the result of increases in employee-related costs and professional fees associated with litigation, strategic initiatives and compliance with Sarbanes-Oxley legislation. Current period costs include $1.8 million in legal and professional fees associated with litigation and responses to allegations by Alan James, a recently deceased member of the board of directors and whose estate is an approximate 26% stockholder as of February 28, 2005. Selling and administrative costs as a percentage of revenue decreased to 5.5% in six months ended February 28, 2005 from 7.0% in the six months ended February 29, 2004. The declining ratio is primarily due to continued efforts to contain controllable costs and economies of scale from operating at higher revenue levels.

        Interest and foreign exchange increased $2.2 million to $7.4 million for the six months ended February 28, 2005, compared to $5.2 million in the prior comparable period. Prior period results include foreign exchange gains of $0.7 million as compared to foreign exchange losses of $1.6 million in the current period. Foreign exchange fluctuations were offset by reduced interest due to scheduled repayments of debt.

        The six months ended February 29, 2004 include special charges totaling $1.2 million, which consist of a $7.5 million write-off of the remaining European railcar designs and patents offset by a $6.3 million reduction of purchase price liabilities associated with the settlement of arbitration on the acquisition of the European railcar designs and patents.

Income Tax

        Income tax expense for the six months ended February 28, 2005 and February 29, 2004 represents a tax rate of 42.0% on United States operations and varying tax rates on foreign operations. The fluctuations in effective tax rate are due to the geographical mix of pre-tax earnings and losses. In addition, special charges in the six months ended February 29, 2004 include a $6.3 million non-taxable purchase price adjustment relating to the purchase of European designs and patents.

Equity in Loss of Unconsolidated Subsidiaries

        Equity in loss of the Mexican joint venture was $0.6 million for the six months ended February 28, 2005 compared to $0.9 million for the six months ended February 29, 2004. As a result of the buyout of our joint venture partner's interest in the venture, the financial results of the entity were consolidated beginning on December 1, 2004. Accordingly, the six months ended February 28, 2005 only include results through November 30, 2004.

        Equity in loss of the castings joint venture was $0.1 million for the six months ended February 28, 2005 compared to $0.9 million for the six months ended February 29, 2004. Prior period losses were primarily the result of start-up costs and a temporary plant shutdown during the second quarter associated with equipment issues. The joint venture began operations in September 2003.

Liquidity and Capital Resources

        We have been financed through cash generated from operations and borrowings. At February 28, 2005, cash and cash equivalents of $12.1 million remained unchanged from August 31, 2004.

        Cash used in operations for the six months ended February 28, 2005 was $52.0 million compared to $68.4 million for the six months ended February 29, 2004. Usage during the six months ended February 28, 2005 was primarily related to a $16.8 million participation payment under an agreement with Union Pacific Railroad compared to $19.6 million in the prior year, and a change in timing of working capital needs including increased accounts receivable balances as a result of current production for a customer with longer payment terms and equipment sales with payment terms that extended into the third quarter.

        Trade receivables increased by $62.9 million from August 31, 2004. The primary reasons for the increase are $14.5 million resulting from the consolidation of Mexican operations previously accounted for under the equity method, current production at two facilities being sold to a customer with longer payment terms and $26.0 million from sales of railcars from the lease fleet and from assets held for sale, included in inventory, during February for which payment was received in March.

        Inventories increased $34.5 million from August 31, 2004 levels primarily as a result of $39.4 million associated with the consolidation of Mexican operations previously accounted for under the equity method, and the addition of a second production line at another facility, offset partially by sales of railcars from assets held for sale.

        Cash used in investing activities was $2.5 million for the six months ended February 28, 2005 compared to $0.5 million in the prior comparable period. The increased cash utilization was primarily due to increased purchases of equipment for the lease fleet, offset partially by proceeds from sale of equipment and net cash acquired in acquisition of the remaining joint venture interest in Mexico.

        Capital expenditures totaled $34.8 million and $18.2 million for the six months ended February 28, 2005 and February 29, 2004. Of these capital expenditures, approximately $30.6 million and $15.7 million were attributable to leasing & services operations. Leasing & services capital expenditures for 2005 are expected to be approximately $36.0 million. Capital expenditures have increased as we replace the maturing direct finance lease portfolio. We regularly sell assets from our lease fleet, some of which may have been purchased within the current year and included in capital expenditures.

        Approximately $4.2 million and $2.5 million of capital expenditures for the six months ended February 28, 2005 and February 29, 2004 were attributable to manufacturing operations. Capital expenditures for manufacturing are expected to be approximately $16.0 million in 2005.

        Cash provided by financing activities of $50.1 million for the six months ended February 28, 2005 compared to cash used in financing activities of $5.6 million in the six months ended February 29, 2004. The change is primarily due to an increase in borrowings under revolving credit facilities of $63.0 million in the six months ended February 28, 2005 compared to borrowings of $9.2 million in the prior comparable period.

        All amounts originating in foreign currency have been translated at the February 28, 2005 exchange rate for the purpose of the following discussion. Credit facilities aggregated $139.9 million as of February 28, 2005. Available borrowings under the credit facilities are principally based upon defined levels of receivables, inventory and leased equipment, which at February 28, 2005 levels would provide for maximum borrowing of $138.1 million, of which $74.2 million was outstanding. A $60.0 million revolving line of credit is available through January 2006 to provide working capital and interim financing of equipment for the leasing & services operations. A $35.0 million line of credit to be used for working capital is available through March 2006 for United States manufacturing operations. A $20.3 million line of credit is available through October 2005 for working capital for Canadian manufacturing operations. Lines of credit totaling $24.6 million are available principally through June 2005 for working capital for European manufacturing operations. Advances under the lines of credit bear interest at rates that vary depending on the type of borrowing and certain defined ratios. At February 28, 2005, $29.7 million was outstanding under the United States leasing & services lines. Outstanding borrowings under the United States, Canadian and European manufacturing lines were $16.1 million, $6.4 million and $22.0 million.

        In accordance with customary business practices in Europe, we have $40.3 million in bank and third-party performance, advance payment and warranty guarantee facilities, of which $20.3 million has been utilized as of February 28, 2005. To date, no amounts have been drawn under these performance, advance payment and warranty guarantee facilities.

        We have advanced $2.3 million in long term advances to an unconsolidated subsidiary which are secured by accounts receivable and inventory. We have also guaranteed $3.2 million of this subsidiary's third-party debt.

        We have outstanding letters of credit aggregating $3.8 million associated with materials purchases and facilities leases.

        A quarterly dividend of $.06 per common share was declared in January 2005 and paid in February 2005. A $.06 per share quarterly dividend, declared in November 2004, was paid in

December 2004. Additionally, a quarterly dividend of $.06 per common share was declared in March 2005 to be paid in May 2005.

        Foreign operations give rise to risks from changes in foreign currency exchange rates. We utilize foreign currency forward exchange contracts with established financial institutions to hedge a portion of that risk. No provision has been made for credit loss due to counterparty nonperformance.

        We expect existing funds and cash generated from operations, together with borrowings under credit facilities and long-term financing, to be sufficient to fund dividends, working capital needs, planned capital expenditures and expected debt repayments for the foreseeable future.

Year Ended August 31, 2004 Compared to Years Ended August 31, 2003 and 2002

Overview

        Total revenue was $729.5 million, $532.3 million and $367.3 million for the years ended August 31, 2004, 2003 and 2002. Earnings for 2004 and 2003 were $20.8 million or $1.37 per diluted common share and $4.3 million or $0.30 per diluted common share. Net loss for 2002 was $26.1 million or $1.85 per diluted common share.

Manufacturing Segment

        Manufacturing revenue includes new railcar, marine, refurbishment and maintenance activities. New railcar delivery and backlog information disclosed herein includes all facilities, including subcontracted production and the Mexico joint venture that is accounted for by the equity method.

        Manufacturing revenue was $653.2 million, $461.9 million and $295.1 million for the years ended 2004, 2003 and 2002. Railcar deliveries, which are the primary source of manufacturing revenue, were approximately 10,800 units in 2004 compared to 6,500 units in 2003 and 4,100 units in 2002. Deliveries in 2004, 2003 and 2002 include approximately 900, 400 and 400 units delivered from the Mexican joint venture accounted for under the equity method. Current year deliveries also include 600 units produced in the prior year for which revenue recognition had been deferred pending removal of contractual contingencies that were removed in 2004. Manufacturing revenue increased $191.3 million, or 41.4%, in 2004 from 2003 principally due to increased new railcar deliveries offset by units with a lower average sales value. Deliveries in 2004 consisted of 63% intermodal railcars and 37% conventional railcars compared to 48% intermodal railcars and 52% conventional railcars in 2003. Intermodal railcars generally have selling prices that average 65% to 75% of that of conventional railcars. Manufacturing revenue increased $166.8 million, or 56.5%, in 2003 from 2002 due to increased deliveries in response to improvements in the demand for railcars, obtaining certification on certain railcars which were produced in a prior period, slightly offset by a product mix with a lower average unit sales value.

        As of August 31, 2004, our backlog of new railcars to be manufactured for sale and lease was approximately 13,100 railcars with an estimated value of $760 million. Even with increasing production and deliveries, backlog has increased significantly over the prior year as the railcar market continues to recover. Backlog as of August 31, 2003 was 10,700 railcars with a value of $580 million.

        Manufacturing margin increased to 8.9% in 2004 from 8.1% in 2003 due to efficiencies associated with higher volumes and long production runs and an improved pricing environment, offset partially by steel price increases and steel scrap surcharges. The primary factors for the increase in margin from 5.8% in 2002 to 8.1% in 2003 were efficiencies associated with higher production rates, a favorable shift in product mix and lower depreciation and amortization, offset somewhat by costs related to production delays associated with a patent litigation. The factors influencing cost of revenue and gross margin in a given period include order size (which affects economies of plant utilization), production rates, product mix, changes in manufacturing costs, product pricing and currency exchange rates.

Leasing & Services Segment

        Leasing & services revenue was $76.2 million, $70.4 million and $72.3 million for the years ended 2004, 2003 and 2002. The increase in revenue in 2004 from 2003 was primarily the result of margin realized on the sale of new railcars produced by an unconsolidated subsidiary, growth of the operating lease portfolio, increased utilization of the lease fleet and reductions in rental assistance guarantees, offset partially by the effects of the maturation of the direct finance lease portfolio. The decrease in leasing & services revenue from 2002 to 2003 is due to a number of factors including maturation of the direct finance lease portfolio, increased pressure on lease renewal rates and a reduction of gains on sale of equipment from the lease fleet, offset partially by reductions of accruals for rental assistance guarantees and increased utilization of the car hire lease fleet.

        Pre-tax earnings realized on the disposition of leased equipment amounted to $0.6 million during 2004 compared to $0.5 million in 2003 and $0.9 million in 2002. Assets from our lease fleet are periodically sold in the normal course of business in order to take advantage of market conditions, manage risk and maintain liquidity.

        Approximately one-third of the owned equipment in the lease fleet was acquired through an agreement with Union Pacific, which contains a fixed price purchase option exercisable upon lease expiration. Union Pacific has notified us of their intention to exercise this option on all remaining railcars in this program. As these leases mature over the next three years through 2007, related leasing revenue will continue to decline. Revenue may be replaced by growth of the lease fleet and management services.

        Approximately one-third of leasing & services revenue is derived from "car hire" which is a fee that a railroad pays for the use of railcars owned by other railroads or third parties. There is some risk that car hire rates could be negotiated or arbitrated to lower levels in the future. This could reduce future car hire revenue. Car hire revenue amounted to $27.2 million, $24.3 million and $19.8 million in 2004, 2003 and 2002.

        Leasing & services margin, as a percentage of revenue, was 44.6% in 2004 compared to 38.1% in both 2003 and 2002. Margins have increased in 2004 as a result of margins realized on the sale of railcars produced by an unconsolidated subsidiary, increased utilization of the owned lease fleet, growth of the operating lease fleet with leases that are higher margin than maturing direct finance leases and reductions in rental assistance guarantee costs.

Other Costs

        Selling and administrative expense was $48.3 million, $40.0 million and $39.1 million in 2004, 2003 and 2002. The $8.3 million increase from 2003 to 2004 is primarily the result of consulting associated with strategic initiatives, compliance with Sarbanes-Oxley legislation, increases in incentive compensation associated with improved financial results and other employee costs. The $0.9 million increase from 2002 to 2003 is primarily the result of professional fees associated with strategic initiatives and litigation, partially offset by reduction of amortization as a result of the revaluation to fair market value of certain assets in Europe. Selling and administrative expense as a percentage of revenue in 2004 was 6.6% compared to 7.5% in 2003 and 10.6% in 2002. The declining ratio is primarily due to continued efforts to control costs and increasing revenues.

        Interest and foreign exchange was $11.5 million, $13.6 million and $19.0 million in 2004, 2003 and 2002. Decreases were primarily the result of lower outstanding debt balances due to scheduled repayments of debt.

        Special charges of $1.2 million were incurred in 2004. These charges consist of a $7.5 million write-off of the remaining balance of European designs and patents partially offset by a $6.3 million reduction of purchase price liabilities associated with the settlement of arbitration on the acquisition of European designs and patents.

        Pre-tax special charges of $33.8 million were incurred during 2002. These costs included $3.0 million for severance costs associated with North American operations and legal and professional fees, $2.3 million associated with a restructuring plan to decrease operating expenses, consolidate offices and reduce the scale of European operations, a $14.8 million impairment write-down of European railcar designs and patents and $13.7 million for various European asset write-downs to fair market value.

        Income tax expense or benefit for all periods presented represents a statutory tax rate of 42.0% on United States operations and varying effective tax rates on foreign operations. The effective tax rate was 29.2%, 42.2% and 49.9% for 2004, 2003 and 2002. The fluctuations in effective tax rates are due to the geographical mix of pre-tax earnings and losses. The Polish operations generated loss carry-forwards in prior periods that were utilized to offset current year earnings in Poland. No tax benefit was recognized in prior periods for these losses. In addition, special charges in 2004 include a $6.3 million non-taxable purchase price adjustment relating to the purchase of European designs and patents.

        Equity in loss of unconsolidated subsidiaries increased $0.1 million from 2003 to 2004. This is a result of start-up costs and temporary plant shutdowns associated with equipment issues at the castings joint venture that began production in 2004, partially offset by improved operating results from the Mexican railcar manufacturing joint venture due to higher production levels as the plant was operating for the entire year. Equity in loss of unconsolidated subsidiaries decreased $0.7 million for 2003 as compared to 2002 as a result of higher production levels and favorable exchange rates at the Mexican railcar manufacturing joint venture. The plant resumed deliveries in May 2003 after a shutdown that began in January 2002.

Liquidity and Capital Resources

        We have been financed through cash generated from operations and borrowings. At August 31, 2004, cash decreased $65.2 million to $12.1 million from $77.3 million at the prior year end. The $65.2 million decrease was due to $14.0 million used in operating activities, $15.2 million used in investing activities and $36.0 million used in financing activities.

        Cash used in operations for the year ended August 31, 2004, was $14.0 million compared to cash provided by operations of $28.3 million in 2003 and $22.6 million in 2002. The increase in usage from 2003 to 2004 is primarily due to a $20.4 million participation payment in accordance with the defined payment schedule under an agreement with Union Pacific, increases in inventory and accounts receivable, offset partially by increases in accounts payable. Inventory increases resulted from higher production levels, certification issues on certain cars in Europe, two barges in process that are accounted for under the completed contract method and railcars that will be sold to third-party customers in the normal course of business. Increases in the accounts receivable balances are due to increases in production levels, varying customer payment terms and a $35.7 million receivable from an unconsolidated subsidiary for inventory purchases. Increases in accounts payable balances are associated with inventory purchases to support increased production levels and for purchases made in August 2004 for an unconsolidated subsidiary to take advantage of centralized purchasing opportunities.

        Cash used in investing activities for the year ended August 31, 2004 of $15.2 million compared to cash provided by investing activities of $17.9 million in 2003 and $20.2 million in 2002. The increased usage in 2004 was primarily the result of $35.8 million in purchases of railcars for the lease fleet to replace the maturing direct finance lease portfolio compared to purchases of $4.5 million and $18.4 million in 2003 and 2002. Cash used for lease fleet additions was offset by proceeds from equipment sales of $16.2 million in 2004 and $24.0 million in both 2003 and 2002 and reduced principal payments received on finance leases due to the maturation of the portfolio.

        Cash used in financing activities of $36.0 million for the year ended August 31 2004 compared to $36.6 million in the same period in 2003 and $52.4 million for 2002. The reduction was primarily due to lower scheduled repayments of borrowings as $27.5 million in term debt and subordinated debt was repaid in 2004 compared to $40.2 million in 2003 and $48.7 million in 2002.

        All amounts originating in foreign currency have been translated at the August 31, 2004 exchange rate for the following discussion. Credit facilities aggregated $136.0 million as of August 31, 2004. Available borrowings under the credit facilities are principally based upon defined levels of receivables, inventory and leased equipment, which at August 31, 2004 levels would provide for maximum borrowing of $125.2 million. A $60.0 million revolving line of credit is available through January 2006 to provide working capital and interim financing of equipment for the leasing & services operations. A $35.0 million line of credit to be used for working capital is available through March 2006 for United States manufacturing operations. A $19.1 million line of credit is available through October 2005 for working capital for Canadian manufacturing operations. Lines of credit totaling $21.9 million are available principally through June 2005 for working capital for European manufacturing operations. Advances under the lines of credit bear interest at rates that vary depending on the type of borrowing and certain defined ratios. At August 31, 2004, there were no borrowings outstanding under the United States manufacturing, Canadian manufacturing and leasing & services lines. Outstanding borrowings under the European manufacturing line were $8.9 million.

        In accordance with customary business practices in Europe, we have $36.6 million in bank and third-party performance, advance payment and warranty guarantee facilities, of which $22.0 million has been utilized as of August 31, 2004. To date no amounts have been drawn under these performance, advance payment and warranty guarantee facilities.

        In 1990, an agreement was entered into for the purchase, refurbishment and lease of over 10,000 used railcars between 1990 and 1997. The agreement provides that, under certain conditions, the seller will receive a percentage of defined earnings of a subsidiary, and further defines the period when such payments are to be made. Such amounts, referred to as participation, are accrued when earned, charged to leasing & services cost of revenue, and unpaid amounts are included as participation in the Consolidated Balance Sheets. Participation expense was $1.7 million, $2.7 million and $4.8 million in 2004, 2003 and 2002. Payment of participation was $20.4 million in 2004 and is estimated to be $16.2 million in 2005, $11.1 million in 2006, $8.6 million in 2007, $3.9 million in 2008 and $0.7 million in 2009 and $0.7 million thereafter.

        We have entered into contingent rental assistance agreements, aggregating a maximum of $16.6 million, on certain railcars subject to leases that have been sold to third parties. These agreements guarantee the purchasers a minimum lease rental, subject to a maximum defined rental assistance amount, over remaining periods that range from one to eight years. A liability is established and revenue is reduced in the period during which a determination can be made that it is probable that a rental shortfall will occur and the amount can be estimated. For the year ended August 31, 2004 no accruals were made to cover estimated future obligations, as the remaining liability of $0.1 million was believed to be adequate. For the years ended August 31, 2003 and 2002, $0.9 million and $1.6 million was accrued.

        We have advanced $5.7 million in long-term advances to unconsolidated subsidiaries for working capital needs. The advances are secured by accounts receivable and inventory. We have also guaranteed $3.5 million in third-party debt for an unconsolidated subsidiary.

        Capital expenditures totaled $43.0 million, $11.9 million and $22.7 million in 2004, 2003 and 2002. Of these capital expenditures, approximately $35.8 million, $4.5 million and $18.4 million in 2004, 2003 and 2002 were attributable to leasing & services operations. Leasing & services capital expenditures for 2005 are expected to be approximately $30.0 million. We regularly sell assets from our lease fleet, some of which may have been purchased within the current year and included in capital expenditures.

        Approximately $7.2 million, $7.4 million and $4.3 million of capital expenditures for 2004, 2003 and 2002 were attributable to manufacturing operations. Capital expenditures for manufacturing are expected to be approximately $12.0 million in 2005.

        Foreign operations give rise to risks from changes in foreign currency exchange rates. We utilize foreign currency forward exchange contracts with established financial institutions to hedge a portion of that risk. No provision has been made for credit loss due to counterparty non-performance.

        A dividend of $.06 per share was declared and paid in the fourth quarter of 2004. No dividends were paid during 2003, consistent with our policy to manage cash flow and liquidity during the downturn in the railcar industry. A dividend of $.06 per share was declared in the first quarter and paid in the second quarter of 2002. Future dividends are dependent upon the market outlook as well as our earnings, capital requirements and financial condition.

        Certain loan covenants restrict the transfer of funds from subsidiaries to the parent company in the form of cash dividends, loans or advances. The restricted net assets of subsidiaries amounted to $124.9 million as of August 31, 2004. Consolidated retained earnings of $4.6 million at August 31, 2004 were restricted as to the payment of dividends.

        Management expects existing funds and cash generated from operations, together with borrowings under existing credit facilities and long term financing, to be sufficient to fund dividends, if any, working capital needs, planned capital expenditures and scheduled debt repayments for the foreseeable future.

        The following table shows our estimated future contractual cash obligations as of August 31, 2004:

		Year Ended August 31,
	Total	2005	2006	2007	2008	2009	Thereafter
	(in thousands)
Notes payable	$97,513	$14,868	$22,213	$8,268	$15,820	$7,988	$28,356
Participation	41,237	16,219	11,124	8,577	3,948	681	688
Railcar operating leases	16,058	5,531	4,703	3,040	1,807	977	—
Other operating leases	13,356	3,333	2,824	2,338	1,720	1,704	1,437
Revolving notes	8,947	8,947	—	—	—	—	—
Purchase commitments	73,694	73,694	—	—	—	—	—

	$250,805	$122,592	$40,864	$22,223	$23,295	$11,350	$30,481

Initial Adoption of Accounting Policies

        Statement of Financial Accounting Standards (SFAS) No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, was adopted as of September 1, 2003. The statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity and generally requires an entity to classify a financial instrument that falls within this scope as a liability. Other than the change in description of a preferred stock interest in a subsidiary that had been previously described as "Minority interest" to "Subsidiary shares subject to mandatory redemption," the adoption of SFAS No. 150 had no effect on our Consolidated Financial Statements.

        Financial Accounting Standards Board (FASB) Interpretation (FIN) 46, Consolidation of Variable Interest Entities, as amended by FIN 46R was adopted during the third quarter of 2004. FIN 46 requires consolidation where there is a controlling financial interest in a variable interest entity, previously referred to as a special purpose entity and certain other entities. The adoption of FIN 46R had no effect on our Consolidated Financial Statements.

Off Balance Sheet Arrangements

        We do not currently have off balance sheet arrangements that have or are likely to have a material current or future effect on our Consolidated Financial Statements.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Exchange Risk

        We have operations in Canada, Mexico, Germany and Poland that conduct business in their local currencies as well as other regional currencies. To mitigate our exposure to transactions denominated in currencies other than the functional currency of each entity, we have entered into forward exchange contracts to protect the margin on a portion of forecast foreign currency sales. At August 31, 2004 and February 28, 2005, $102.3 million and $97.4 million, respectively, of forecast sales were hedged by forward-exchange contracts. Because of the variety of currencies in which purchases and sales are transacted, it is not possible to predict the impact of a movement in foreign currency exchange rates on future operating results. We believe the exposure to foreign exchange risk is not material.

        In addition to exposure to transaction gains or losses, we are also exposed to foreign currency exchange risk related to the net asset position of foreign subsidiaries. At August 31, 2004, the net assets of foreign subsidiaries aggregated $23.6 million and a uniform 10% strengthening of the United States dollar relative to the foreign currencies would have resulted in a decrease in stockholders' equity of $2.4 million, or 1.7% of total stockholders' equity. At February 28, 2005, the net assets of foreign subsidiaries aggregated $33.5 million and a uniform 10% strengthening of the United States dollar relative to the foreign currencies would have resulted in a decrease in stockholders' equity of $3.4 million, 2.1% of total stockholders' equity. These calculations assume that each exchange rate would change in the same direction relative to the United States dollar.

Interest Rate Risk

        We have managed our floating rate debt with interest rate swap agreements, effectively converting $65.3 million of variable rate debt at August 31, 2004 to fixed rate debt. At August 31, 2004, our exposure to interest rate risk was limited since approximately 80% of our debt had fixed interest rates. As a result, we were only exposed to interest rate risk relating to our revolving debt and a small portion of term debt. At August 31, 2004, a uniform 10% increase in interest rates would have resulted in approximately $0.1 million of additional annual interest expense. At February 28, 2005, we had effectively converted $62.2 million of variable rate debt to fixed rate debt. At February 28, 2005, our exposure to interest rate risk was limited since approximately 45% of our debt had fixed rates. As a result, we are only exposed to interest rate risk related to revolving debt and a portion of term debt. At February 28, 2005, a uniform 10% increase in interest rates would have resulted in approximately $0.5 million of additional annual interest expense.

INDUSTRY

Summary

        The North American railcar market is the primary market in which we compete. As a result of the deregulation in 1980, rail freight has become a more competitive mode of transportation, and we believe the industry is well positioned for growth. Demand for new railcars is strong and deliveries are projected to average over 56,000 railcars per year through 2009, according to Global Insight. We believe the key trends affecting the demand for new railcars in North America are:

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  Long-term demand for new railcars is supported by continued growth in demand for rail freight that offers cost efficiencies when used over long distances;

  •
  Demand for intermodal railcars is expected to grow at a faster pace than overall freight car demand due to increased international trade and growth in domestic containerization;

  •
  Long-term replacement demand for railcars is underpinned by an aging fleet; and

  •
  Railroads are shifting ownership of railcars to shippers and to leasing companies and are outsourcing services.

Overview of the North American Railcar Industry

        The North American railcar fleet consists of approximately 1.5 million railcars with an average age of 19.0 years. The Railway Supply Institute reports that, in 2004, orders were placed for 70,626 new railcars, 46,871 new railcars were delivered; the industry-wide backlog stood at 58,677 new railcars at December 31, 2004. Demand for new railcars is forecast by Global Insight to average more than 56,000 per year through 2009.

2004 Report of Orders, Deliveries and Backlog

	Intermodal Cars	Flat Cars	Boxcars	Covered Hopper Cars	Open Hopper Cars	Gondolas	Tank Cars	All Railcar Types
Orders	15,625	4,895	2,950	20,040	9,398	5,368	12,350	70,626
Deliveries	13,259	5,625	5,470	5,602	2,751	5,225	8,939	46,871
Backlog (at December 31)	12,735	3,273	3,326	17,331	8,629	5,075	8,308	58,677
Source: Railway Supply Institute

        Railcars are purchased by Class I railroads, leasing companies, industrial shippers, utilities, regional and short line railroads. Railcars are long lived assets with maximum allowable interchange lives of 50 years. In practice, railcars need regular maintenance and repair work and generally have useful lives of between 25 and 30 years before requiring substantial refurbishment or replacement. We believe purchasing decisions are influenced by technical and functional characteristics of the railcar, quality, operating costs, price and delivery lead times. Railcars are purchased to meet new demand for rail freight and to replace old railcars that have either reached the end of their useful lives or have been rendered obsolete by technical advances in railcar design. Railcar designs continually evolve to improve the efficiency and performance of railcars by reducing weight, increasing load capacity, improving ride quality and reducing maintenance and operating costs.

        The demand for new railcars is cyclical and is impacted by the general level of economic activity. Fleet utilization typically increases in a strong economy, driving demand for new railcars. As a result, buyers compete for delivery of new railcars and industry backlogs build. Generally, during an economic downturn, overall fleet utilization drops, new railcar purchasing decisions are delayed and railroad operating velocity improves due to reduced congestion.

  Railcar Categories in North America

        The railcar industry has developed several different types of railcars to transport diverse goods, many with features designed to meet the unique loading or unloading requirements or other features specific to the goods being transported. The categories of railcars in North America and their primary uses are as follows:

  •
  Intermodal Cars — used to transport trailers and containers that can also be transported by other transport modes (railcar, ship or truck) without the need to load and unload the cargo;

  •
  Boxcars — used to transport products that require protection from the elements such as food products, paper products and auto parts;

  •
  Flat Cars — used to transport a wide array of bulky products such as steel, forest products, heavy equipment and automobiles;

  •
  Gondolas — used to transport minerals, aggregates, coal and scrap steel;

  •
  Open Hopper Cars — used to transport coal;

  •
  Covered Hopper Cars — used to carry grain, dry cement, plastic pellets and dry fertilizer; and

  •
  Tank Cars — used to transport liquid chemicals, fertilizers and petrochemical products.

Market Dynamics in North America

        The rail freight industry in North America has undergone a dramatic transformation since 1980 when the Staggers Rail Act partially deregulated the industry. After a century of government regulation, the railroad industry was near financial collapse and rail had lost significant market share to the trucking industry. Deregulation freed the railroads to compete with trucks but also exposed them to competitive market forces which sparked a wave of industry consolidation as companies sought network and scale economies.

U.S. Freight Railroad Performance Since Staggers (1981=100)

Source: American Association of Railroads

        In 1980, there were 40 Class I Railroads; today, there are only seven. The railcar manufacturing sector also consolidated and there are currently only six railcar manufacturers operating in North

America. The productivity of the U.S. rail system has nearly tripled since deregulation, while freight rates have fallen by more than 50%. Railroads have gained market share in key markets and they continue to grow steadily. One of the drivers of the recovery in rail freight has been the growth of the intermodal freight industry.

  The Intermodal Revolution

        Intermodal transportation is the movement of cargo in standardized containers or trailers across multiple transport modes (railcar, truck or ship) without the repeated loading and unloading of freight required by traditional shipping methods. Historically, railroads operated intermodal services but the business was hampered by regulated rates. Deregulation in 1980 freed rates and shifted the economics in rail's favor. The 1980s also saw a dramatic rise in the use of dedicated international container ships to transport international cargo using standard 20-foot and 40-foot container boxes. The combination of competitive freight rates, the expansion of international containerized trade and the introduction of double-stack intermodal cars, which transport stacked containers, led to dramatic growth in intermodal rail traffic. Since 1980, intermodal trailer and container rail loadings have grown from 3.1 million to 13.2 million trailer and container loadings in 2004, with virtually all of the growth coming from container traffic. According to the American Association of Railroads (AAR) statistics, intermodal trailer and container loadings have grown at a compound annual growth rate (CAGR) of 6.3% since 1980 — more than six times the growth rate for overall rail freight tonnage in the same period. In 2003, intermodal cargo surpassed coal for the first time to become the primary source of revenue for Class I railroads.

Growth in North American Intermodal Rail Traffic (container and trailer units in 000's)

Source: American Association of Railroads

  Impact of Deregulation on the North American Rail Fleet

        Prior to deregulation, the North American railcar fleet included approximately 1.7 million railcars. Following deregulation, railroads began to aggressively manage fleet utilization, which led to a reduction in the size of the fleet to less than 1.2 million railcars by 1994. In 1995, the overall size of the fleet began to grow again and demand for new railcars returned to normal levels as the railroads recovered market share. The current North America fleet size is approximately 1.5 million railcars.

        The following chart reflects the size of the freight car fleet in the United States, which represents the majority of the North American fleet size, over the last 20 years.

US Freight Car Fleet (railcars in 000's)

Source: American Association of Railroads

        With the renewed focus on managing fleet utilization, came an increased focus on capital productivity. Class I railroads moved away from direct ownership, which led to significant growth in the freight car leasing industry.

Ownership of US Freight Car Fleet

Source: American Association of Railroads

History of Demand for Railcars

        Deregulation and an economic downturn in the early 1980s caused demand for new railcars to collapse from a high of almost 85,000 railcars in 1979 to a low of less than 6,000 railcars in 1983. Although the market for intermodal railcars was one of the few growth areas due to the rapidly expanding intermodal rail freight business, demand for new railcars remained depressed throughout the late 1980s and early 1990s as the industry absorbed the oversupply of railcars.

        In the mid- to late 1990s a series of large mergers occurred between Class I railroads, which resulted in serious congestion, backlogs and increases in transit times across the entire system. To compensate for the reduced velocity in the rail system, railroads were forced to order more railcars, despite low utilization in the fleet, driving demand for new railcars to a peak of almost 80,000 railcars per year in 1998 and 1999.

        In 2000 and 2001, the new railcar manufacturing industry was severely affected by the economic downturn, a recovery in operating efficiency by the railroads and disruption to the U.S. transportation system caused by the September 11th attacks in the United States. As a result, demand for new railcars dropped to 17,000 in 2002. This downturn was relatively short-lived and the market began to rebound in 2003. New railcar demand has continued to recover. A total of 46,871 freight cars were delivered in 2004, and industry backlog stood at 58,677 new railcars at December 31, 2004.

        The following chart shows the annual delivery of all types of railcars in North America since 1968 and projected annual delivery of railcars through 2009:

Railcar Annual Delivery

Source: American Association of Railroads, Global Insight

Outlook for North American Freight Car Demand

  Robust Near Term Demand

        We believe that railroads, leasing companies, shippers and other transportation companies deferred new railcar purchases and equipment maintenance between 2001 and 2003 in response to the slow economy, limited growth in rail traffic and absorption of equipment surpluses resulting from railroad mergers in the late 1990s. We believe this has resulted in pent-up demand, and that continued economic growth will support the recovery in North American freight car demand over the coming years. As the chart above illustrates, Global Insight forecasts the delivery of 58,700 new railcars in 2005 and deliveries are expected to average over 56,000 railcars per year through 2009.

  Continued Growth in Overall Rail Freight Demand

        North American rail freight grew from almost 919 billion ton-miles in 1980 to 1,551 billion in 2003, a CAGR of 2.3%. In 2004, North American rail carload traffic increased 3.5% and U.S. Class I railroads reported a 5.0% increase in ton-miles. Global Insight forecasts that North American rail freight ton-miles will grow at an average rate of 3.2% between 2005 and 2009.

Class I Railroad Freight Demand
Revenue ton-miles (in billions)

Source: American Association of Railroads

        Growth in rail freight is driven by underlying economic activity and through increases in rail's share of total freight traffic. Since deregulation, rail's share of intercity freight traffic in the U.S. has grown from 37.5% to 41.7%. We believe this trend is likely to continue as the railroads improve productivity and trucking costs increase. The trucking industry has incurred additional costs as a result of higher fuel prices and regulatory changes over the last few years, including the EPA's stricter emissions standards for diesel engines and the Department of Transportation's hours of service rules which limit truck drivers' driving hours. Trucking companies are also experiencing difficulty in attracting drivers and have had to increase salaries to overcome driver shortages.

  Continued Growth in Intermodal Rail Freight

        According to AAR statistics, intermodal rail traffic has grown at a 6.3% CAGR over the last two and a half decades and we expect this trend to continue due to continued strong growth in international and domestic intermodal loadings. Intermodal railcar loadings in the U.S. grew 10.4% in 2004 and Global Insight predicts a growth rate of 6.2% in 2005, 5.3% in 2006 and 5.0%-5.5% per year from 2007 to 2009.

        International container traffic represents 70% of all container loadings in the U.S. economy and 50% of intermodal rail traffic consists of imports or exports. Worldwide trade is expected to expand vigorously as globalization reduces international trade barriers. According to Global Insight, containerized trade from North East Asia, which is dominated by China, increased approximately 16.0% in 2004 and is expected to grow by 14.0% in 2005, 12.0% in 2006, 9.0% in 2007 and 5.0% per year thereafter. Chinese intermodal infrastructure is being expanded rapidly both at ports and on rail.

        Domestic container traffic represents approximately 30% of all container loadings in the U.S. economy. We believe that intermodal rail will capture a significantly greater share of domestic total freight traffic in the future as shippers take advantage of rail's superior economics on long haul journeys.

  Strong Replacement Demand for Railcars

        Approximately 49% of the railcars in service are over 20 years old. Railcars typically need to be refurbished or replaced at 25 to 30 years of age and high utilization railcars, such as intermodal and coal cars, may need to be replaced considerably earlier. With an average age of 19.0 years, we believe nearly 50% of the North America's railcar fleet, or about 750,000 railcars, will need to be replaced or undergo heavy refurbishment over the next 10 years.

        The following table shows the age distribution of North American railcars during the periods indicated:

Percent of fleet in age group

	As of January 1,
Age Group
	1983	2000	2001	2002	2003	2004	2005
0-20 years	78.8%	53.5%	49.5%	47.8%	48.3%	50.0%	51.5%
Over 20 years	21.2%	46.5%	50.5%	52.2%	51.7%	50.0%	48.5%
Average age	14.1	17.4	17.6	18.0	18.4	18.8	19.0
Source: Global Insight, UMLER

Overview of the European Market for Freight Cars

        We believe the European rail freight fleet consists of approximately 950,000 railcars and that an estimated 13,000 freight cars are purchased annually in Western Europe. In addition to demand for new railcars, based on our experience, we believe that approximately 2,000 railcars are refurbished each year, often being transformed from one freight car type to another.

        We also believe the European rail freight fleet is an aging fleet and that investment by state-owned railroads falls short of comparable replacement levels in the North American freight car fleet. We believe that many of the railcars in the fleet are economically inefficient by today's standards.

        Rail freight traffic between European Union (EU) member states has been limited by regulatory and technical barriers. However, we believe that there is considerable potential for long-term demand growth in the European marketplace. The EU is actively promoting the development of transnational long-haul freight services and has introduced legislation that will improve rail competitiveness relative to road transport through deregulation of rail freight transport. European governments have introduced restrictions on truck traffic in many large urban areas, further enhancing rail's superiority. The expansion of the EU and increased access to infrastructure funding in the new member states is also likely to boost demand for rail freight. We believe that replacement rates are likely to increase in the future.

BUSINESS

Our Company

        We are one of the leading designers, manufacturers and marketers of railroad freight car equipment in North America and Europe and a leading provider of leasing and other services to the railroad and related transportation industries in North America. Our mission is to deliver complete freight car solutions to our customers through a comprehensive set of high quality freight car products and related services.

        In North America, we operate an integrated business model that combines freight car manufacturing, repair and refurbishment, leasing and fleet management services to provide customers with a comprehensive set of freight car solutions. This model allows us to exploit synergies between our various business activities and to generate enhanced returns by providing creative solutions to a customer's freight car needs, while capturing profits at multiple points during the transaction. For example, a single Greenbrier transaction may involve railcar manufacturing, lease origination, lease remarketing, asset management, repair or remarketing of older equipment, or any combination of these as part of a highly structured interaction with a railcar customer.

        For the years ended August 31, 2004 and 2003, we generated total revenue of $729.5 million and $532.3 million and earnings from continuing operations of $20.0 million and $4.3 million, respectively. For the six months ended February 28, 2005 and February 29, 2004, we generated revenue of $473.0 million and $301.8 million and earnings from continuing operations of $10.2 million and $6.4 million, respectively.

        Through our integrated business model, we offer our customers the following products and services:

Railcar Manufacturing

        We are the leading North American manufacturer of intermodal railcars with an average market share of 60% over the last five years. Intermodal freight transportation is the fastest growing traffic segment for the Class I railroads, and double-stack railcars constitute the majority of the North American intermodal railcar fleet. We believe this fleet will continue to grow over the next five years. In addition to our strength in intermodal railcars, we build a broad array of other railcar types in North America and have demonstrated an ability to capture high market shares in the car types we build. We have commanded an average market share of 41% in flat cars and 33% in boxcars over the last five years. Our three North American plants have a combined annual production capacity of approximately 12,000 new railcars.

        Our European manufacturing operation produces a variety of railcar types, including pressurized tank cars, non-pressurized tank cars, flat cars, coil cars, coal cars, gondolas, sliding wall cars and rolling highway cars. Although no formal statistics are available for the European market, we believe we are the second largest new freight car manufacturer with an estimated 20% market share. Our European operation has an annual production capacity of approximately 1,800 railcars.

        Railcar deliveries for the six months ended February 28, 2005 were 6,300 units, compared to 4,200 units for the six months ended February 29, 2004. We anticipate new railcar deliveries of 13,000 units in 2005, compared to 10,800 units in 2004 and 6,500 units in 2003. Our new railcar manufacturing backlog stands at 12,300 units valued at approximately $720 million at February 28, 2005.

Railcar Repair and Refurbishing

        We believe we operate one of the largest repair and refurbishment networks in North America with 15 facilities nationwide. Our network of railcar repair and maintenance shops competes in three primary markets: heavy railcar repair and refurbishment, routine railcar maintenance, and railcar wheel and axle servicing.

Marine Vessel Fabrication

        We fabricate a variety of marine barges, including conventional deck barges, double-hull tank barges, railcar/deck barges, barges for aggregates and ocean-going dump barges.

Railcar Leasing and Services

        Our leasing and services business owns approximately 9,600 railcars and provides a comprehensive range of fleet management services for approximately 124,800 additional railcars owned by railroads, other leasing companies and shippers. We also originate leases with railroads and shippers and may subsequently sell a portion of these leases to financial institutions to which we then provide management services. Our fleet management services include revenue collection, maintenance management, administration of car hire receivables and payables, remarketing and other services.

Strategic Initiatives and Outlook

        In addition to anticipated growth in our manufacturing and leasing operations and plans to further grow our owned lease fleet of railcars, we expect to continue to pursue strategic opportunities to enhance our integrated products and services and global footprint. For example:

  •
  In 2004, we formed a strategic alliance with Zhuzhou Rolling Stock Works in China to source parts and to collaborate on commercial opportunities for new railcar products and services in North America, East Asia and other global markets.

  •
  Also in 2004, we purchased railcars from another North American manufacturer through a license agreement to supplement our own capacity.

  •
  In 2003, we formed a joint venture with subsidiaries of two established industry partners — Amsted Rail and ACF Industries — to manufacture cast railcar components at two foundries in the U.S. We believe this joint venture helps enhance our supply of these potentially capacity constrained components at competitive prices. This supply helps us maintain higher levels of output at our manufacturing plants.

Competitive Strengths

        Our key strengths include:

Leading market positions in intermodal and non-intermodal railcars.

        We are the leading manufacturer of intermodal railcars in North America. In addition to our industry-leading position in intermodal cars with an average market share of 60% over the last five years, we are one of the leading manufacturers of non-intermodal freight cars with an extensive portfolio of proven product designs. In North America we estimate that over the last five years, we have had market shares for flat cars and boxcars of over 40% and 30%, respectively. We believe we also hold a leading market position in the manufacturing of railcars in Europe.

Integrated business model providing competitive advantage.

        In North America, we operate an integrated business model that combines freight car manufacturing, repair and refurbishment, leasing and fleet management services to provide customers with a comprehensive set of freight car solutions. We believe that the quality of our products, in conjunction with our marketing and lease origination capabilities, enhances demand for our products. Our share of North American industry orders and backlog has traditionally remained strong during cyclical downturns. During strong markets our manufacturing plants have typically operated at high levels of capacity utilization. Our leasing and railcar repair and maintenance operations produce more stable revenue and earnings, as compared to the new railcar manufacturing operations. We can also take advantage of opportunities, especially during economic downturns, by adding new and used railcars to our own lease fleet at attractive asset valuations. Over the past five years, our lease fleet utilization has averaged over 92%.

        As part of our integrated business model, we can purchase used railcars on the open market or acquire them during the course of a new railcar transaction, recondition them, add them to our own lease fleet, resell or exchange them as part of another transaction. We can also recycle railcar parts from railcars that have reached the end of their economic life.

        Our position as an integrated designer, manufacturer and lessor of freight cars also allows us to develop and introduce new car types to the industry and to our customers. This allows us to successfully introduce new products and to capture market share from competitors in a variety of market segments.

Outstanding product quality, on-time delivery and product reliability.

        We believe we have a superior reputation for product quality, on-time delivery and product reliability. We are the only manufacturer of new railcars in North America to have earned the prestigious "TTX Excellent Supplier" award every year since it was introduced in 1992. Each of our wheel shops servicing TTX have earned the award every year for 13 years.

        We believe our customers value our quality and service and have demonstrated a willingness to make purchasing decisions based in part on these factors. As evidence of our customer's loyalty, we have enjoyed long-term relationships with our largest, key customers and have sold or leased railcars to all Class I railroads in North America in addition to TTX Company, numerous regional and shortline railroads, leasing companies, shippers and other buyers. In Europe, we sell to state-owned railroads, private railroads, leasing companies and are also producing railcars for the Coalition Provisional Authority of Iraq. We believe that we manufacture railcars with low maintenance costs and that we have a reputation for supporting our products in the field and providing strong after-sales service.

Track record of product innovation.

        We have been a leading innovator in the freight car industry for over two decades, as evidenced by our innovations in both intermodal and non-intermodal railcar designs. We devote substantial effort to developing and testing freight cars that improve the operating economics of rail transport for our customers. We believe that our design and engineering capabilities provide us with a significant competitive advantage in the marketplace. We produce freight cars with lighter weights, improved cargo carrying capacity both in terms of volume and weight, improved ride quality, reduced maintenance costs and extended useful lives. Some of our improvements include:

  •
  the development of double-stack railcars that offer better ride quality, reducing damage to both the railcar and its cargo;

  •
  the development of the drop-deck and V-5 center partition flat cars that substantially reduce transportation costs for the forest products industry;

  •
  the design of the Auto-Max vehicle transportation system that can efficiently and safely carry sport-utility vehicles, pickups or minivans in a tri-level configuration;

  •
  our investment in new technology for the I-Box insulated boxcar, using composite materials technology to provide protection to cargoes that are sensitive to variations in temperature; and

  •
  the development of the Rola "rolling highway" railcar designed to transport complete truck-trailer units in European markets.

Flexible supply chain and low-cost manufacturing network.

        Our network of domestic and foreign sourcing agreements provides us with dependable access to low-cost parts, sub-assemblies, castings and fabrications. Our supply chain includes a number of important relationships with steel suppliers that provide us with multiple cost competitive sourcing options.

        Our castings joint venture relationship enhances our supply of capacity-constrained cast components at competitive prices. This secure supply of critical components helps us maintain production continuity and higher levels of output at our manufacturing plants.

        We are the only builder of new railcars serving the North American market with production facilities in all three NAFTA countries. This geographic distribution allows us to allocate production among our facilities after taking into account the costs of production and capacity at each facility.

Seasoned management team and experienced workforce.

        Our senior management team has an average of 21 years experience in the railcar manufacturing and leasing industries. Supervisors in our manufacturing operations have an average of approximately 17 years of railcar manufacturing experience. We believe our management and workforce have the experience and knowledge to successfully grow our business by leveraging the existing business platform and by identifying and pursuing new growth opportunities. We have established excellent labor relations with the workforces at all of our facilities.

Our Strategy

        The principal elements of our business strategy include:

Maintain our leadership in intermodal freight cars.

        We intend to maintain our leadership position in the North American intermodal marketplace. Our double-stack units currently constitute approximately 60% of the entire installed base of double-stack units in the North American fleet and our market share in 2004 was approximately 57%. We believe we have the broadest intermodal product portfolio and intend to continue our innovative design efforts to support our leadership position.

Build on our strong market position in non-intermodal cars.

        We also intend to build on our historically strong market position in non-intermodal railcars, particularly in the boxcar and flat car markets where we are one of the leading manufacturers. We expect to continue to develop and introduce new generations of flat cars, boxcars and other conventional railcars through new designs and product offerings with load capacities and configurations designed to improve operating economics of rail transport for our customers.

Expand our leasing and services business.

        We intend to accelerate the growth of our leasing and services business. Since deregulation, railroads have been reducing their share of direct ownership of the North American railcar fleet. We have demonstrated an ability to originate attractive lease transactions for both used and new railcars produced by us and other manufacturers. We believe there is an opportunity to improve our return from our leasing business through the use of higher leverage and creative programs with other leasing companies and financial institutions while maintaining a balance between rates of return and acceptable risk.

        In addition, our management services business offers a broad range of services that complement our lease origination activities. Our strategy is to capitalize on the trend for railroads, shippers and leasing companies to outsource management services for freight cars to third parties. Our objective is to become one of the leading providers of these services in North America and to take advantage of economies of scale as our leasing business grows.

Leverage our integrated business model to deliver superior returns.

        We utilize an integrated marketing and sales effort to leverage relationships developed in our manufacturing, repair, refurbishment, leasing and services businesses to increase the volume of business transacted with our customers. We intend to continue to leverage our unique combination of integrated railcar products and services. Through our extensive product and comprehensive service offerings, we believe we are well-positioned to capitalize on changing industry trends, reduce our exposure to any single product line or customer and better serve the diverse needs of our customers in any economic environment.

Reduce manufacturing costs while maintaining our reputation for quality.

        We intend to continue to develop our domestic and international supply chain to reduce our manufacturing costs and selectively expand our manufacturing capacity through investment in existing facilities or through the addition of new capacity. We intend to maintain our focus on product quality, on-time delivery and product reliability through the application of "Total Quality" processes. Our goal is to improve our quality, cost competitiveness and manufacturing margins through the application of "Lean Manufacturing" practices.

Exploit international growth opportunities in our core railcar manufacturing business.

        The European railcar fleet is old and the replacement rate is below the levels required to maintain fleet efficiency. We believe our European operations are well-positioned to capitalize on any increased demand due to our reputation as a high-quality manufacturer with an extensive portfolio of designs, a modernized facility, favorable geographic location and access to low-cost labor.

        In China, the Ministry of Rail plans to expand the track network by 17,000 miles by the year 2020 and to develop 18 intermodal and 40 container handling facilities. Double-stack container trains are planned to operate over approximately 10,000 miles of track. The Chinese government estimates that the Ministry of Rail may spend as much as $200 billion on rail infrastructure over the next 15 years. The Ministry of Rail is seeking foreign investors to drive this investment program and to participate in technology transfer and technical cooperation. We believe that we are well positioned to capitalize on this investment initiative through our existing cooperation agreements and network of contacts. Our recently formed strategic alliance with Zhuzhou Rolling Stock Works in China includes a collaboration agreement for the co-operative development of global commercial opportunities combining the technology, engineering and designs of both companies in the North American, European and Chinese markets.

Pursue strategic acquisitions to supplement growth.

        We believe that the consolidation in the railcar manufacturing and related industries will present opportunities for us to expand our product portfolio, add incremental manufacturing capacity, grow our fleet of leased railcars, enhance our global supply chain, add to our repair and refurbishment network and participate in further industry consolidation. We will continue to identify and pursue strategic transactions that create value for our shareholders and offer returns in excess of our cost of capital.

Products and Services

Railcar Manufacturing

        Intermodal Railcars.    We manufacture a comprehensive range of intermodal railcars. Our most important product is our articulated double-stack railcars. The double-stack railcar is designed to transport stacked containers on a single platform. An articulated double-stack railcar is a unit comprised of up to five platforms each of which is linked by a common set of wheels and axles. Our comprehensive line of articulated and non-articulated double-stack intermodal railcars offers varying load capacities and configurations. The double-stack railcar provides significant operating and capital savings over other types of intermodal railcars. These savings are the result of:

  •
  Increased train density (two containers are carried within the same longitudinal space conventionally used to carry one trailer or container);

  •
  Reduced railcar weight of up to 50% per container;

  •
  Easier terminal handling characteristics;

  •
  Reduced equipment costs of up to 40% less than the cost of providing the same carrying capacity with conventional equipment;

  •
  Superior ride quality compared to conventional equipment, leading to reduced damage claims; and

  •
  Increased fuel efficiency resulting from weight reduction and improved aerodynamics.

        Our current double-stack products include:

Unit sizes carried(1)
Product		Number of wells
	Type		Well size	Cargo type		20'	40'	45'	48'	53'	Trailer
Maxi-Stack I	Articulated	5	40'	Container	Top		x	x	x	x
					Bottom	x	x
Maxi-Stack IV	Articulated	3	53'	Container	Top		x	x	x	x
					Bottom	x	x	x	x	x
All Purpose Husky Stack 53'	Stand-alone or Drawbar connected	1 or 3 unit drawbar	53'	Container	Top		x	x	x	x
				Trailer	Bottom	x	x	x	x	x	x
Husky Stack 53'	Stand-alone or Drawbar connected	1 or 3 unit drawbar	53'	Container	Top		x	x	x	x
					Bottom	x	x	x	x	x

(1)
Carrying capability may be dependant on unit size being carried in the adjoining well.

        Conventional Railcars.    We produce a wide range of boxcars, which are used in forest products, automotive, perishables and general merchandise applications. Our flat car product range includes center partition cars for the forest products industry, bulkhead flat cars, flat cars for automotive transportation, solid waste service flat cars and various other conventional railcar types. We also produce a variety of covered hopper cars for the grain, cement and plastics industries as well as gondolas and coil cars for the steel and metals markets.

        European Railcar Products.    Our European product line includes a comprehensive line of pressurized tank cars for liquid petroleum gas and ammonia and non-pressurized tank cars for light oil, chemicals and other products. We manufacture a broad range of car types, including flat cars, coil cars for the steel and metals market, coal cars for both the continental European and United Kingdom markets, gondolas, sliding wall cars and rolling highway cars.

Railcar Repair and Refurbishment

        We are actively engaged in the repair and refurbishment of railcars for third parties, as well as of our own leased and managed fleet. We operate one of the largest railcar repair and refurbishment networks in North America which competes in three primary markets:

  •
  heavy railcar repair and refurbishment;

  •
  routine railcar maintenance; and

  •
  railcar wheel and axle reconditioning and servicing.

        Our involvement in a major long-term wheel program with Union Pacific and a maintenance agreement with BNSF has provided a substantial base of work.

Marine Vessel Fabrication

        Our Portland, Oregon manufacturing facility, located on a deep-water port on the Willamette River, includes marine facilities with the largest side-launch ways on the West Coast. The marine facilities also enhance steel plate burning and fabrication capacity providing flexibility for railcar production. We manufacture ocean going conventional deck barges, double-hull tank barges, railcar/deck barges, barges for aggregates and other heavy industrial products and ocean-going dump barges.

Railcar Leasing and Services

        Leasing.    Our network of relationships with financial institutions, combined with our ownership of a lease fleet of approximately 9,600 railcars, enables us to offer flexible financing programs including traditional direct finance leases, operating leases and "by the mile" leases to railroads and other transportation customers. Frequently, we originate leases with railroads or shippers, remarket them to financial institutions and then subsequently provide management services under multi-year agreements.

        As equipment owner, we participate in both the finance and the operating lease segments of the market. Lease payments received under the noncancelable lease terms of direct finance leases generally cover substantially all of the equipment cost. Most of our leases are "full service" leases whereby we are responsible for maintenance, taxes and administration. The fleet is maintained, in part, through our own facilities and engineering and technical staff.

        Assets from the owned lease fleet are periodically sold to take advantage of market conditions, manage risk and maintain liquidity.

Fleet Profile(1)
As of February 28, 2005

	Owned Units(2)	Managed Units	Total Units
Customer Profile:
Class I Railroads	5,198	104,653	109,851
Non-Class I Railroads	2,270	11,380	13,650
Shipping Companies	1,173	1,624	2,797
Leasing Companies	326	7,179	7,505
Off-lease	674	11	685

Total Units	9,641	124,847	134,488

(1)
Each platform of a railcar is treated as a separate unit.

(2)
Percent of owned units on lease is 93%; average age of owned units is 25 years.

        Approximately one-third of the owned equipment in our lease fleet was acquired through an agreement with Union Pacific Railroad Company (Union Pacific) which contains a fixed-price purchase option exercisable upon lease expiration. Union Pacific has notified us of its intention to exercise this option as leases expire over the next three years through 2007 on all remaining railcars in this program.

        Management Services.    Our management services business offers a broad range of services that enhance our ability to generate lease transactions. These services include railcar maintenance management, railcar accounting services such as revenue collection and car hire payable administration and railcar remarketing. We currently own or provide management services for a fleet of approximately 134,500 railcars in North America for railroads, shippers, carriers and other leasing and transportation companies.

Backlog

        The following table depicts our reported railcar backlog in number of railcars and estimated future sales value attributable to such backlog, at the end of the periods shown:

	August 31,
				February 28, 2005
	2002	2003	2004
New railcar backlog units(1)	5,200	10,700	13,100	12,300
Estimated value (in millions)	$280	$580	$760	$720

(1)
Each platform of a railcar is treated as a separate unit.

        The backlog is based on customer purchase or lease orders that we believe are firm. Customer orders, however, may be subject to cancellation and other customary industry terms and conditions. Historically, little variation has been experienced between the number of railcars ordered and the number of railcars actually delivered. The backlog is not necessarily indicative of future results of operations. See "Risk Factors — Risks Related to Our Business — Our backlog may not be necessarily indicative of the level of our future revenues."

Customers

        Our manufacturing and leasing and services customers include Class I railroads, regional and short-line railroads, other leasing companies, shippers, carriers and other transportation companies. We have strong, long-term relationships with many of our customers. We believe that our customers' preference for high quality products, our technological leadership in developing innovative products and competitive pricing of our railcars have helped us maintain our long standing relationships with our customers.

        In 2004, revenues from our two largest customers, TTX and BNSF, accounted for approximately 39% and 12% of total revenues, respectively. Revenues from TTX accounted for 43% of manufacturing revenues. Revenues from BNSF and Union Pacific accounted for approximately 30% and 15% of leasing and services revenues. No other customers accounted for more than 10% of total manufacturing or leasing and services revenues.

Raw Materials and Components

        Our products require a supply of raw materials including steel and specialty components such as brakes, wheels and axles. Specialty components purchased from third parties represent approximately 45% of the cost of each freight car. Our customers often specify particular components and suppliers of such components. Although the number of alternative suppliers of certain specialty components has declined in recent years, there are at least two suppliers for most such components. Inventory levels are continually monitored to ensure adequate support of production. We periodically make advance purchases to avoid possible shortages of material due to capacity limitations of component suppliers and possible price increases. We do not typically enter into binding long-term contracts with suppliers because we rely on established relationships with major suppliers to ensure the availability of raw materials and specialty items.

        Prices for steel, the primary component in railcars, railcar specialty components and barges, rose sharply in 2004 as a result of strong demand, limited availability of scrap metal for steel processing, reduced capacity and import trade barriers. Availability of scrap metal has been further limited by exports to China.

        The available supply of rail castings to the industry has been adversely affected during the past two years as a result of reorganization and consolidation of domestic suppliers. During 2003, in an effort to minimize castings supply shortages, we acquired a minority ownership interest in a joint venture which leased a foundry in Cicero, Illinois and acquired a foundry in Alliance, Ohio to produce castings for freight cars. The supply of castings from these two facilities has helped us maintain levels of production despite industry wide castings shortages. There have been no other significant interruptions in the supply of raw materials and specialty components in recent years.

        In 2004 we also formed a strategic alliance with Zhuzhou Rolling Stock Works in China to source parts and to collaborate on commercial opportunities for new railcar products and services in North America, China and other global markets.

        In 2004, approximately 50% of our domestic requirements for steel were purchased from Oregon Steel Mills, Inc., approximately 40% of our Canadian requirements were purchased from Algoma Steel, Inc. and approximately 50% of European steel requirements were purchased from Huta Katowice. The top 10 suppliers for all inventory purchases accounted for approximately 30% of total purchases, of which no supplier accounted for more than 10% of inventory purchases. We maintain good relationships with our suppliers.

Competition

        There are a variety of competitors in each of our principal business segments. There are currently six major railcar manufacturers competing in North America. We believe two of these producers build railcars principally for their own fleets and three producers, Trinity Industries, Inc., FreightCar America, Inc. and National Steel Car, Ltd. compete with us principally in the general railcar market. We compete on the basis of reputation, quality, price, reliability of delivery and customer service and support.

        In Europe the top five manufacturers control over 80% market share. We believe our four principal competitors are Trinity Rail Group, Tatravagonka Poprad, Zastal Wagony and Bombardier Transportation. European freight car manufacturers are largely located in central and eastern Europe where labor rates are lower and work rules are more flexible.

        In railcar leasing and services, our principal competitors in North America include Bombardier Rail Capital, The CIT Group, First Union Rail, GATX Corporation and General Electric Railcar Services.

Marketing and Product Development

        In North America, we utilize a fully-integrated marketing and sales effort to coordinate relationships in our manufacturing, repair, leasing and services operations. We provide our customers with a diverse range of equipment and financing alternatives designed to satisfy each customer's unique needs, whether the customer is buying new equipment, refurbishing existing equipment or seeking to outsource the maintenance or management of equipment. These custom programs may involve a combination of railcar products, leasing, refurbishing and remarketing services. In addition, we provide customized maintenance management, equipment management and accounting services.

        In Europe, we maintain relationships with customers through a network of country specific sales representatives. Our engineering and technical staff work closely with their customer counterparts on the design and certification of railcars. Many European railroads are state owned and are subject to EU regulations covering tendering of government contracts.

        Through our customer relationships, insights are derived into the potential need for new products and services. Marketing and engineering personnel collaborate to evaluate opportunities and identify and develop new products. Research and development costs incurred for new product development during 2004, 2003 and 2002 were $3.0 million, $2.7 million and $3.2 million. For the six months ended

February 28, 2005, research and development costs incurred for new product development were $1.0 million.

Patents and Trademarks

        We have a number of U.S. and non-U.S. patents and pending applications, registered trademarks, copyrights and trade names that are important to our products and product development efforts. The protection of our intellectual property is important to our business. We have implemented a proactive program aimed at protecting our intellectual property and the results from our research and development. We hold several United States and foreign patents of varying duration and have several patent applications pending.

Environmental Matters

        We are subject to national, state, provincial and local environmental laws and regulations concerning, among other matters, air emissions, wastewater discharge, solid and hazardous waste disposal and employee health and safety. Prior to acquiring manufacturing facilities, we usually conduct investigations to evaluate the environmental condition of subject properties and may negotiate contractual terms for allocation of environmental exposure arising from prior uses. We endeavor to maintain compliance with applicable environmental laws and regulations.

        Environmental studies have been conducted of our owned and leased properties that indicate additional investigation and some remediation on certain properties may be necessary. Our Portland, Oregon manufacturing facility is located on the Willamette River. The United States Environmental Protection Agency (EPA) has classified portions of the river bed, including the portion fronting our facility, as a federal "National Priority List" or "Superfund" site due to sediment contamination (the "Portland Harbor Site"). We, and more than 60 other parties, have received a "General Notice" of potential liability from the EPA relating to the Portland Harbor Site. The letter advised us that we may be liable for the costs of investigation and remediation (which liability may be joint and several with other potentially responsible parties) as well as for natural resource damages resulting from releases of hazardous substances to the site. At this time, ten private and public entities have signed an Administrative Order on Consent to perform a remedial investigation/feasibility study of the Portland Harbor Site under EPA oversight, and five additional entities have not signed such consent, but are nevertheless contributing money to the effort. The study is expected to be completed in 2007. We have recorded a reserve of $680,000 to cover our estimated costs to complete the study. In addition, we have entered into a Voluntary Clean-Up Agreement with the Oregon Department of Environmental Quality in which we agreed to conduct an investigation of whether, and to what extent, past or present operations at our Portland property may have released hazardous substances to the environment. Under this oversight, we also are conducting groundwater remediation relating to a historical spill on our property. We have recorded a reserve of $358,000 as our estimate of the costs to complete the groundwater remediation and additional investigation currently required at our property. We may be able to recover a portion of these costs from unaffiliated third parties, but we cannot assure you of any such recovery.

        Because these investigations are still underway, we are unable to determine the amount of our ultimate liability relating to these matters. Based on the results of the pending investigations and future assessments of natural resource damages, we may be required to incur costs associated with additional phases of investigation or remedial action, and we may be liable for damages to natural resources. In addition, we may be required to perform periodic maintenance dredging in order to continue to launch vessels from our launch ways on the river, and the river's classification as a Superfund site could result in some limitations on future dredging and launch activities. Any of these matters could adversely affect our business and results of operations, or the value of our Portland property.

Regulation

        The Federal Railroad Administration in the United States and Transport Canada in Canada administer and enforce laws and regulations relating to railroad safety. These regulations govern equipment and safety appliance standards for freight cars and other rail equipment used in interstate commerce. The AAR promulgates a wide variety of rules and regulations governing the safety and design of equipment, relationships among railroads and other railcar owners with respect to railcars in interchange, and other matters. The AAR also certifies railcar builders and component manufacturers that provide equipment for use on North American railroads. These regulations require us to maintain our certifications with the AAR as a railcar builder and component manufacturer, and products sold and leased by us in North America must meet AAR, Transport Canada, and Federal Railroad Administration standards.

        Harmonization of the EU regulatory framework is an ongoing process. The regulatory environment in Europe consists of a combination of EU regulations and country specific regulations.

Employees

        As of February 28, 2005, we had 4,029 full-time employees, consisting of 3,922 employees in manufacturing and railcar services and 107 employees in leasing and management services. At our manufacturing facility in Trenton, Nova Scotia, Canada, 964 employees are covered by collective bargaining agreements that expire in October 2006. At the manufacturing facility in Swidnica, Poland, 441 employees are represented by unions. A stock incentive plan and a stock purchase plan are available for North American employees. Under our services agreement with Bombardier, 767 union employees work at our Mexico facility. A discretionary bonus program is maintained for salaried and most hourly employees not covered by collective bargaining agreements. We believe that our relations with our employees are generally good.

Properties

        We currently operate at the following facilities in North America and Europe:

Description	Size	Location	Status
Railcar and marine manufacturing facility and wheel reconditioning shop	63 acres including 908,000 sq. ft. of manufacturing space and a 750-ft. side-launch ways for launching ocean going vessels	Portland, Oregon	Owned
Railcar manufacturing and forge facility	100 acres with 778,000 sq. ft. of manufacturing space	Trenton, Nova Scotia, Canada	Owned
Railcar manufacturing facility	88 acres with 676,000 sq. ft. of manufacturing space	Swidnica, Poland	Owned
Railcar manufacturing and wheel reconditioning shop	462,000 sq. ft. of manufacturing space, which includes a 152,000 sq. ft. wheel reconditioning shop	Sahagun, Mexico	Leased
Railcar repair facility	70 acres	Cleburne, Texas	Leased with purchase option
Railcar repair facility	40 acres	Finley, Washington	Leased with purchase option
Railcar repair facility	32 acres	Dothan, Alabama	Owned
Railcar repair facility	18 acres	Atchison, Kansas	Owned
Railcar repair facility	11.6 acres	Hodge, Louisiana	Owned
Railcar repair facility	5.4 acres	Springfield, Oregon	Leased
Railcar repair facility	0.9 acres	Modesto, California	Leased
Railcar repair facility	3.3 acres	Golden, Colorado	Leased
Wheel reconditioning shop	5.6 acres	Tacoma, Washington	Leased
Wheel reconditioning shop	0.5 acres	Pine Bluff, Arkansas	Leased
Executive offices, railcar marketing and leasing activities	37,000 sq. ft.	Lake Oswego, Oregon	Leased

        We may also lease marketing and administrative offices and other facilities in various locations throughout North America and Europe. We believe that our facilities are in good condition and that the facilities, together with anticipated capital improvements and additions, are adequate to meet our operating needs for the foreseeable future. We continually evaluate the need for expansion and upgrading of our railcar manufacturing and refurbishment facilities in order to remain competitive and to take advantage of market opportunities.

Legal Matters

        On April 20, 2004, BC Rail Partnership, our customer, initiated litigation against us in the Supreme Court of Nova Scotia, alleging breach of contract and negligent manufacture and design of railcars which were involved in a derailment. No trial date has been set.

        On November 3, 2004, and November 4, 2004, in the District Court of Tarrant County, Texas, and in the District Court of Lancaster County, Nebraska, respectively, litigation was initiated against us by BNSF. BNSF alleges the failure of a component part on a railcar manufactured by us in 1988, resulted in a derailment and a chemical spill. The complaint alleges in excess of $14 million in damages. Answers have been filed in both cases and the parties have agreed to stay the Nebraska action and proceed with the litigation in Texas. No trial date has been set.

        On September 23, 2004, two current employees and one former employee of ours filed a civil complaint in Multnomah County Circuit Court, State of Oregon, alleging that we failed to comply with Oregon wage and hour laws. Plaintiffs seek injunctive relief and unspecified unpaid wages, penalty wages, costs, disbursements, and attorneys' fees. The proceeding has been abated by the Circuit Court pending mediation. No trial date has been set.

        Management intends to vigorously defend its position in each of the foregoing cases and believes that any ultimate liability resulting from the above litigation will not materially affect our financial condition or results of operations.

        From time to time, we are involved as a defendant in other litigation in the ordinary course of business. While the ultimate outcome of such legal proceedings cannot be determined at this time, management believes that the resolution of these actions will not have an adverse effect on our financial condition or results of operation.

        On April 20, 2005, the parties to the litigation, which was initially filed by Mr. James against us and all of our directors serving on July 26, 2004 other than Mr. James, filed with the Delaware court the order approving the stipulation and dismissal of Delaware litigation. The Delaware Court granted that order on April 21, 2005. See "Recent Developments — Settlement with the Estate of Alan James" and "Certain Relationships and Related Party Transactions — Litigation."

MANAGEMENT

Executive Officers and Directors

        The following table identifies our executive officers and directors and indicates their ages and current positions:

Name	Age	Position
William A. Furman	60	President, Chief Executive Officer and Director
Robin D. Bisson	51	Senior Vice President Marketing and Sales and President of Greenbrier Railcar, Inc.
William L. Bourque	58	Vice President International Marketing
Larry G. Brady	65	Senior Vice President and Chief Financial Officer
Linda M. Olinger	43	Vice President Corporate Controller
Mark J. Rittenbaum	47	Senior Vice President and Treasurer
James T. Sharp	50	President of Greenbrier Leasing Corporation
Timothy A. Stuckey	54	President of Gunderson Rail Services, Inc.
Norriss M. Webb	65	Executive Vice President and General Counsel
L. Clark Wood	62	President of Manufacturing Operations
Victor G. Atiyeh	82	Director
Duane C. McDougall	53	Director
A. Daniel O'Neal, Jr.	68	Director
C. Bruce Ward	74	Director and Chairman of the Board of Directors of Gunderson, Inc.
Donald A. Washburn	60	Director
Benjamin R. Whiteley	75	Chairman of the Board of Directors

        Set forth below is biographical information for our executive officers and directors.

        William A. Furman, President, Chief Executive Officer and Director. Mr. Furman has held these positions since 1994. Mr. Furman is also Managing Director of TrentonWorks Limited, a manufacturing subsidiary, and has held this position since March 1995. Mr. Furman was Chief Executive Officer of Gunderson, Inc., a manufacturing subsidiary, from 1990 to 2000 and was Vice President of Greenbrier, or its predecessor company, from 1974 to 1994. Prior to 1974, Mr. Furman was Group Vice President for the Leasing Group of TransPacific Financial Corporation, and earlier he was General Manager of the Finance Division of FMC Corporation. Mr. Furman serves as a director of Schnitzer Steel Industries, Inc., a steel recycling and manufacturing company.

        Robin D. Bisson, Senior Vice President Marketing and Sales. Mr. Bisson has held this position since 1996 and has been President of Greenbrier Railcar, Inc., a subsidiary that engages in railcar leasing, since 1991. Mr. Bisson was Vice President of Greenbrier Railcar, Inc. from 1987 to 1991 and has been Vice President of Greenbrier Leasing Corporation, a subsidiary that engages in railcar leasing, since 1987.

        William L. Bourque, Vice President International Marketing. Mr. Bourque has held this position since 1999. Prior to that appointment, he served as Vice President Marketing of Greenbrier Leasing Corporation and Vice President of Greenbrier Intermodal.

        Larry G. Brady, Senior Vice President and Chief Financial Officer of the Company. Prior to becoming Senior Vice President in 1998, he was Vice President and Chief Financial Officer since 1994. Mr. Brady has been Senior Vice President of Greenbrier Leasing Corporation since he joined the Company in 1991.

        Linda M. Olinger, Vice President Corporate Controller. Ms. Olinger has held this position since January 2004. Prior to becoming Vice President, she was Corporate Controller since 2000.

        Mark J. Rittenbaum, Senior Vice President and Treasurer of the Company. Mr. Rittenbaum has held this position since 2001. Prior to becoming Senior Vice President, he was Vice President and Treasurer since 1994. Mr. Rittenbaum is also Vice President of Greenbrier Leasing Corporation and Greenbrier Railcar, Inc., positions he has held since 1993 and 1994.

        James T. Sharp, President of Greenbrier Leasing Corporation. Mr. Sharp has held this position since February 2004, prior to which he served as Vice President of Marketing and Operations of the Company since 1999 and was Vice President of Sales from 1996 to 1999.

        Timothy A. Stuckey, President of Gunderson Rail Services, Inc. Mr. Stuckey has held this position with our repair and refurbishment subsidiary since May 1999, prior to which he served as Assistant Vice President of Greenbrier Leasing Corporation since 1987.

        Norriss M. Webb, Executive Vice President and General Counsel. Mr. Webb has held this position since 1994. He is also Vice President, Secretary and a director of Gunderson, Inc. Mr. Webb was Vice President of the Company from 1981 to 1994.

        L. Clark Wood, President of Manufacturing Operations. Mr. Wood has held this position since April 1998, and he has also been Chief Executive Officer and a director of Gunderson, Inc. since 2000, and Chief Executive Officer of TrentonWorks Limited since June 1995. Mr. Wood was President of Gunderson, Inc. from 1990 to 1999.

        Victor G. Atiyeh, Director. Mr. Atiyeh has been a principal in Victor Atiyeh & Co., international trade consultants, since 1987. He was Governor of the State of Oregon from January 1979 to January 1987. Prior to being elected governor, Mr. Atiyeh was President of Atiyeh Brothers a private retail company. He also serves as a director and Vice Chairman of Cedars Bank located in Los Angeles, California.

        Duane C. McDougall, Director. Mr. McDougall served as President and Chief Executive officer of Willamette Industries, Inc., an international forest products company, from 1998 to 2002. Prior to becoming President and Chief Executive Officer, he served as Chief Operating Officer and also Chief Accounting Officer during his 21-year tenure with Willamette Industries, Inc. He also serves as a director of West Coast Bancorp, InFocus Corporation and Cascade Corporation. The board of directors has determined that Mr. McDougall's simultaneous service on three audit committees in addition to the Company's audit committee will not impair his ability to effectively serve as a member of the Company's audit committee.

        A. Daniel O'Neal, Jr., Director. Mr. O'Neal also has been a director of Gunderson since 1985. From 1973 until 1980, Mr. O'Neal served as a commissioner of the Interstate Commerce Commission and, from 1977 until 1980, served as its Chairman. From 1989 until 1996 he was Chief Executive Officer and owner of a freight transportation services company. He has been Chairman of Washington State's Freight Mobility Board since being appointed by the Governor in 1998. As of November 1, 2003, Mr. O'Neal is a member of the Washington State Transportation Commission, which serves as the board of directors for the State of Washington Transportation department.

        C. Bruce Ward, Director. Mr. Ward is also Chairman of the Board of Directors of Gunderson, Inc. Mr. Ward has served as Chairman of Gunderson, Inc. since 1990 and was President and Chief

Executive Officer from 1985 to 1989. Mr. Ward is a former director of Stimson Lumber Company, a privately-held forest products company.

        Donald A. Washburn, Director. Mr. Washburn was appointed as a director in August 2004. Mr. Washburn served as Executive Vice President of Northwest Airlines, Inc., an international airline, from 1995 to 1998. Prior to becoming Executive Vice President, he served as Senior Vice President for Northwest Airlines, Inc. from 1990 to 1995. Mr. Washburn served in several positions from 1980 to 1990 including Executive Vice President for Marriott Corporation, an international hospitality operation. He also serves as a director of LaSalle Hotel Properties, Key Technology, Inc., Amedisys, Inc., as well as several privately held companies and nonprofit corporations.

        Benjamin R. Whiteley, Chairman of the Board of Directors. Mr. Whiteley is retired Chairman and Chief Executive Officer of Standard Insurance Company, an Oregon based life insurance company where he served in a number of capacities over 44 years ending in 2000. Mr. Whiteley has served previously as a director of several publicly held companies.

        Our authorized number of directors is eight. We currently have one vacancy due to the death of Mr. James. We are in the process of evaluating candidates to fill this vacancy.

        Executive officers are designated by the board of directors. There are no family relationships among any of our executive officers or directors. One of our wholly-owned subsidiaries, Gunderson, Inc., employs Ms. Julie Ward, the daughter of Mr. C. Bruce Ward, who is one of our directors and is Chairman of Gunderson, Inc. During fiscal 2004, Ms. Ward earned approximately $65,800 in salary and bonus.

Employment Agreement with Mr. Furman

        On April 20, 2005, we entered into an employment agreement with Mr. Furman, our President and Chief Executive Officer. The employment agreement provides that we will pay Mr. Furman a base salary of $550,000 per year (subject to increase by the compensation committee of the board of directors), an annual performance-based cash bonus up to 150% of his base salary, and an annual retirement benefit of $407,000 commencing in November 2004 and continuing until Mr. Furman reaches age 70. Either party may terminate the employment agreement at any time upon written notice.

        The employment agreement contains a two-year noncompete clause limiting Mr. Furman's activities with competing businesses upon termination. In the event of his termination following a change in control, Mr. Furman will be entitled to a lump sum severance amount equal to three times his base salary and average bonus, accrued salary and vacation, and continuation for three years of specified employee benefits. We have also granted Mr. Furman registration rights for a period of five years following termination of employment, as long as he continues to hold at least 10% of our outstanding shares of common stock and desires to sell at least 500,000 of such shares.

Stockholders' Agreement

        Mr. James and Mr. Furman were parties to a Stockholders' Agreement, dated July 1, 1994. Pursuant to the terms of the Stockholders' Agreement, the Estate and Mr. Furman each have a right of first refusal with respect to the sale of shares by the other party, which right may be exercised within 60 days following notice from the other party. Pursuant to the settlement agreement with the Estate, each of the Estate and Mr. Furman has waived their respective rights of first refusal for purposes of the purchases by us with the net proceeds of this offering. The settlement also creates a new right of first refusal in favor of Mr. Furman and us, pursuant to which the Estate must provide both Mr. Furman and us with seven days' advance notice of any intended sale. Assuming that neither Mr. Furman nor we exercise our rights of first refusal in such an instance, the Estate must then consummate any intended transfer within specified time periods. The Stockholders' Agreement will be terminated following the disposition of all of the shares of our common stock held by the Estate or Mr. Furman.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        James-Furman & Company Partnership.    Messrs. James and Furman were partners in a general partnership, James-Furman & Company (the "Partnership"), that, among other things, engaged in the ownership, leasing and marketing of railcars and programs for refurbishing and marketing of used railcars. As a result of Mr. James' death, the Partnership dissolved as of January 28, 2005. In 1989, we entered into agreements with the Partnership pursuant to which we manage and maintain railcars owned by the Partnership in exchange for a fixed monthly fee that is no less favorable to us than the fee we could obtain for similar services rendered to unrelated parties. The maintenance and management fees paid to us under such agreements in 2004 aggregated $108,270. In addition, the Partnership paid us fees of $60,000 in 2004 for administrative and other services. The management and maintenance agreements presently in effect between us and the Partnership provide that in remarketing railcars owned by the Partnership and us, as well as by unaffiliated lessors, we will, subject to the business requirements of prospective lessees and regulatory requirements, grant priority to that equipment which has been off-lease and available for the longest period of time. Additions to the lease fleet of new or used equipment are deemed to be off-lease and available from the date of addition to the fleet.

        Such agreements also provide that the Partnership will grant to us a right of first refusal with respect to any opportunity originated by the Partnership in which we may be interested involving the manufacture, purchase, sale, lease, management, refurbishing or repair of railcars. The right of first refusal provides that prior to undertaking any such transaction the Partnership must offer the opportunity to us and must provide the disinterested, independent members of our board of directors a period of not less than 30 days in which to determine whether we desire to pursue the opportunity. The right of first refusal in favor of us continues for a period of 12 months after the date that both of Messrs. James and Furman cease to be our officers or directors. Prior to Mr. James' death, the Partnership had advised us that it did not expect to pursue acquisitions of additional railcars. As of the date of this prospectus supplement, it is unclear how the agreements between us and the Partnership will be addressed due to the Partnership's dissolution.

        Indebtedness of Management.    Since the beginning of our last year, none of our directors or executive officers has been indebted to us or our subsidiaries in excess of $60,000 except that L. Clark Wood, President of our Manufacturing Operations, is indebted to, and has executed a promissory note in favor of, Greenbrier Leasing Corporation. The largest aggregate amount outstanding during 2004 under such promissory note was $300,000. As of August 31, 2004, $200,000 remained outstanding under such note. In 2004, we forgave $100,000 in principal of such promissory note and have treated the amount forgiven as bonus earned. The promissory note is payable upon demand and is secured by a mortgage on Mr. Wood's residence. The note does not bear interest and has not been amended since the issuance of the note in 1994.

        Option on Properties.    In 1994, we granted Messrs. James and Furman a 10-year option to purchase three parcels of residential real estate owned by us at a purchase price equal to the greater of our adjusted basis in the properties or fair market value, as determined by an independent appraiser we select. Mr. James was in the process of exercising his option to purchase the property prior to his death. The fair market value of the property has been appraised at $1,450,000. As part of the settlement with the Estate, we have released the Estate from its obligation to purchase the property.

        Policy.    We follow a policy that all proposed transactions by us with directors, officers, five percent stockholders and their affiliates be entered into only if such transactions are on terms no less favorable to us than could be obtained from unaffiliated parties, are reasonably expected to benefit us and are approved by a majority of the disinterested, independent members of our board of directors.

        Litigation.    On July 26, 2004, Mr. James, then-Chairman of our board of directors, filed an action in the Court of Chancery of the State of Delaware against us and all of our then-existing directors other than Mr. James. The action seeks rescission of the stockholder rights agreement, alleging, among other things, that directors breached their fiduciary duties in adopting the rights agreement and that adopting the rights agreement breached the right-of-first-refusal provisions of the Stockholders' Agreement among Mr. James, William A. Furman and us. Subsequently, the action has been amended to remove the claims regarding the stockholders' agreement. The lawsuit does not seek monetary damages. On April 19, 2005, the Estate was substituted as a plaintiff in this litigation. The settlement agreement requires the Estate to cause the dismissal, with prejudice, of all claims in this litigation. On April 20, 2005, the parties to the litigation filed with the Delaware court the order approving the stipulation and dismissal of the Delaware litigation. The Delaware Court granted that order on April 21, 2005. For a description of the stockholder rights plan, see "Description of Capital Stock — Stockholder Rights Plan."

PRINCIPAL STOCKHOLDERS

        The following table below sets forth information with respect to the beneficial ownership of our common stock by each of our directors, our five most highly-compensated executive officers as of the end of the last year, all of our directors and executive officers as a group, and persons known by us to beneficially own more than 5% of our common stock. Unless otherwise indicated, the persons named below have sole voting and investment power with respect to the number of shares set forth opposite their names. All information with respect to beneficial ownership has been furnished by each director or executive officer.

	Shares beneficially owned prior to this offering(1)		Shares beneficially owned after this offering
Name
	Number	Percent(2)	Number	Percent(2)
Victor G. Atiyeh	15,641(3)	—(4)	15,641(4)	—(4)
William A. Furman	3,918,000	26%	2,418,000	16%
Estate of Alan James	3,918,000	26%	751,333	5%
Duane C. McDougall	3,341	—(4)	3,341	—(4)
A. Daniel O'Neal, Jr.	17,791(3)	—(4)	17,791(3)	—(4)
C. Bruce Ward	9,000	—(4)	9,000	—(4)
Donald A. Washburn	1,341	—(4)	1,341	—(4)
Benjamin R. Whiteley	15,841(3)	—(4)	15,841(3)	—(4)
Robin D. Bisson	18,001(3)	—(4)	18,001(3)	—(4)
James T. Sharp	1,500(3)	—(4)	1,500(3)	—(4)
L. Clark Wood	55,800(3)	—(4)	55,800(3)	—(4)
All directors and executive officers as a group (17 persons)	8,140,522	53.4%	3,473,855	22.8%

(1)
As of March 31, 2005.

(2)
Calculated based on number of outstanding shares as of March 31, 2005, plus, for each individual, the total number of shares as to which that person has the right to acquire beneficial ownership within 60 days following March 31, 2005.

(3)
The shares shown as beneficially owned included 14,000 shares for Mr. Atiyeh, 10,000 shares for Mr. O'Neal, 2,000 shares for Mr. Whiteley, 15,000 shares for Mr. Bisson, 1,500 shares for Mr. Sharp, 55,500 shares for Mr. Wood and 160,000 shares for the other members of the group, which such persons and the group have the right to acquire by exercise of stock options within 60 days after March 31, 2005.

(4)
Less than one percent.

DESCRIPTION OF CAPITAL STOCK

        The following description is a general summary of the terms of our common stock and preferred stock. The description below does not include all of the terms of the common stock and preferred stock and should be read together with our Restated Certificate of Incorporation, Amended and Restated By-Laws, as further amended, and the rights agreement governing our stockholder rights plan, copies of which have been filed with the SEC.

General

        Under our Restated Certificate of Incorporation, we are authorized to issue 75,000,000 shares, of which 50,000,000 shall be shares of common stock, par value $0.001 per share, and 25,000,000 shall be shares of preferred stock, par value $0.001 per share. As of March 31, 2005, 14,985,138 shares of common stock were issued and outstanding, including 7,836,000 shares beneficially owned by our two principal stockholders. In addition, as of March 31, 2005, 785,140 shares were issuable under outstanding stock options granted under our stock option plans. We have not issued any shares of our preferred stock. However, in connection with the stockholders rights plan described below, the board of directors has designated 200,000 shares of preferred stock as Series A participating preferred stock.

Common Stock

        Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. There are no cumulative voting rights. Holders of common stock have no preemptive or conversion rights and are entitled to receive ratable dividends when and if declared by the board of directors out of funds legally available for the payment of dividends, subject to any preferential rights of any then-outstanding preferred stock. There are no redemption or sinking fund provisions applicable to common stock. Subject to the rights of holders of any preferred stock, holders of common stock are entitled to share ratably in our assets legally available for distribution to stockholders in the event of our liquidation, dissolution or winding up after payment of or adequate provision for all our known debts and liabilities.

        Our common stock is listed on the New York Stock Exchange under the symbol "GBX."

Preferred Stock

        The board of directors may, without further action by the stockholders, subject to New York Stock Exchange rules, issue preferred stock in one or more series and fix the rights and preferences of the preferred stock, including voting rights, dividend rates, conversion rights, terms of redemption (including sinking fund provisions) and liquidation preferences. The issuance of preferred stock by action of the board of directors could adversely affect the voting power, dividend rights and other rights of holders of common stock. Issuance of a series of preferred stock also could, depending upon the terms of series, impede the completion of a merger, tender offer or other takeover attempt.

        In connection with the stockholders rights plan described below, the board has designated 200,000 shares of preferred stock as Series A participating preferred stock, $0.001 par value. None of these shares of preferred stock have been issued or are outstanding. The number of shares of Series A participating preferred stock may be increased or decreased by the board without stockholder approval provided that the number of shares of Series A participating preferred stock is at least equal to the number of shares outstanding plus the number of shares issuable upon exercise of outstanding rights, options or warrants or upon conversion of outstanding securities.

        When the Series A participating preferred stock is issued, each holder of one-one hundredth of a share of Series A participating preferred stock will be entitled to one vote on all matters to be voted upon by the stockholders. Except as otherwise provided, holders of Series A participating preferred stock and common stock will vote together as a single class. The Series A participating preferred stock will rank junior to all other series of our preferred stock as to the payment of dividends and the distribution of assets on liquidation, dissolution or winding up, but senior to our common stock. Shares of Series A participating preferred stock will not be redeemable.

Antitakeover Provisions

        Our Restated Certificate of Incorporation and Amended and Restated By-Laws, as currently in effect, contain provisions that may have the effect of delaying, deferring or preventing a change in control of our ownership or management. They provide for:

  •
  A classified board of directors, with each class containing as nearly as possible one-third of the total number of members of the board of directors and the members of each class serving for staggered three-year terms;

  •
  A vote of at least 55% of our voting securities to amend some provisions of the Restated Certificate of Incorporation;

  •
  No less than 40 days' advance notice with respect to nominations of directors or other matters to be voted on by stockholders other than by or at the direction of the board of directors;

  •
  The calling of special meetings of stockholders only by the president or a majority of the board of directors; and

  •
  The designation of the terms of preferred stock issuable pursuant to a stockholder rights plan, as described below.

        Delaware Antitakeover Provision.    We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a publicly held Delaware corporation from engaging in a "business combination," except under certain circumstances, with an "interested stockholder" for a period of three years following the date such person became an "interested stockholder" unless:

  •
  before such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction that resulted in the interested stockholder becoming an interested stockholder;

  •
  upon the consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares held by directors who also are officers of the corporation and shares held by employee stock plans; or

  •
  at or following the time such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of 66 2/3% of the outstanding voting stock of the corporation that is not owned by the interested stockholder.

        The term "interested stockholder" generally is defined as a person who, together with affiliates and associates, owns, or, within the three years prior to the determination of interested stockholder status, owned, 15% or more of a corporation's outstanding voting stock. The term "business combination" includes mergers, asset or stock sales and other similar transactions resulting in a financial benefit to an interested stockholder. Section 203 makes it more difficult for an "interested stockholder" to effect various business combinations with a corporation for a three-year period. The existence of this provision would be expected to have an antitakeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders. A Delaware corporation may "opt out" of Section 203 with an express provision in its original certificate of incorporation or any amendment thereto. Our Restated Certificate of Incorporation does not contain any such exclusion.

Stockholder Rights Plan

        On July 13, 2004, our board of directors adopted a stockholder rights plan pursuant to which each stockholder of record as of July 26, 2004 received a dividend distribution of one preferred stock purchase right per share of common stock. The terms of the stock purchase rights are set forth in a rights agreement, as amended on November 9, 2004 and February 5, 2005, between us and a rights agent designated for this purpose. Each right initially entitles the registered holder to purchase one one-hundredth of a share of Series A participating preferred stock, $0.001 par value, at a price of $100 per right, subject to adjustment. The rights are not presently exercisable. Until they become exercisable, the rights will automatically trade with the underlying common stock and no separate preferred stock purchase rights certificates will be distributed at this time. The rights can be exercised on a cashless basis at the discretion of the board of directors. The rights will expire at the earlier of July 26, 2014 or the redemption or exchange of the rights. The board may amend or terminate the rights plan at any time or redeem the rights for $0.01 per right at any time until ten days after a person or group meets a triggering threshold as described below.

        The rights become exercisable ten days following the date a person or group first acquires 12% or more of our common stock or ten business days following the commencement of a tender offer, the consummation of which would result in a person or group beneficially owning 12% or more of our outstanding common stock. In determining whether 12% ownership has been acquired for purposes of the rights plan, the beneficial holdings of our two principal stockholders or their respective estates, if applicable, are not included. However, subject to limited exceptions, the rights also will become exercisable if either principal stockholder, or their respective estates, increases the number of shares he or it beneficially owns relative to the number beneficially owned on July 26, 2004.

        If the rights become exercisable as described in the preceding paragraph, each holder of rights will be entitled to exercise such rights in order to receive that number of shares of our common stock equal to twice the exercise price of the rights. In addition, in the event of a business combination or certain sale transactions, the rights permit their holders to receive, upon the exercise at the then-current exercise price, that number of shares of the acquirer's or surviving corporation's common stock having a market value of two times the exercise price of the right. At any time after a person or group acquires 12% or more of our common stock and before the person or group acquires 50% of more of our common stock, we may exchange all of the then-outstanding rights for common stock at an exchange ratio of one share of common stock per right, subject to adjustment. In each case, the rights associated with the shares of our common stock owned by the triggering person or group are not exercisable.

Number of Directors; Filling Vacancies

        Our Amended and Restated By-Laws, as currently in effect, provide that the number of directors shall be eight. The stockholders and the board of directors have the authority to adopt, repeal or amend the by-laws. The affirmative vote of a majority of the total number of votes of the then-outstanding shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class, may remove any director with or without cause. Unless previously filled by the holders of at least a majority of the shares of capital stock entitled to vote for the election of directors, vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority vote of the directors then in office, even if less than a quorum, or by a sole remaining director.

UNDERWRITING

        Subject to the terms and conditions of an underwriting agreement dated May 5, 2005 between us and the underwriters, each of the underwriters named below has severally agreed to purchase, and we have agreed to sell to each named underwriter, the number of shares set forth opposite the name of each underwriter.

Underwriters	Number of Shares
Bear, Stearns & Co. Inc.	2,844,000
Wachovia Securities	711,000
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.	472,500
D.A. Davidson & Co.	472,500

Total	4,500,000

        The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are several and are subject to approval of legal matters by their counsel and various other conditions. The nature of the underwriters' obligations is such that they are committed to purchase all shares of stock offered if any of the shares are purchased (other than those covered by the over-allotment option described below).

        We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 675,000 additional shares of common stock at the public offering price less the underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent an option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment.

        The following table summarizes the underwriting discounts payable by us to the underwriters and the estimated expenses payable by us for each share of stock and in total. This information is presented assuming either no exercise or full exercise of the underwriters' over-allotment option to purchase additional shares of stock.

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting discounts and commissions payable by us	$1.5105	$1.5105	$6,797,250	$7,816,838
Expenses payable by us	$0.3333	$0.3002	$1,500,000	$1,553,663

        We have been advised that the underwriters propose to offer the shares of our common stock to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at that price less a concession not in excess of $0.91 per share. The underwriters may allow, and such dealers may re-allow, a concession not in excess of $0.10 per share to certain other dealers. The offering of the shares is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of this offering without notice. The underwriters reserve the right to reject any order for the purchase of shares, in whole or in part.

        We, along with our directors, certain executive officers and the Estate, have agreed not to, directly or indirectly, offer, sell or otherwise dispose of any share of our common stock or any securities that may be converted into or exchanged for shares of our common stock or enter into any swap, derivative or other transaction or arrangement that transfers to another any economic consequence of ownership of our common stock, without the prior written consent of Bear, Stearns & Co. Inc., on behalf of the underwriters, for a period of 60 days (90 days for the Estate and Mr. Furman) from the date of this prospectus supplement, other than the shares to be purchased by us from the Estate and Mr. Furman with the net proceeds of this offering and, in the case of the Estate, the limited pledge of shares provided for in the settlement agreement between us and the Estate.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

        The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids for the purpose of pegging, fixing or maintaining the price of our common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which create a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Stabilizing transactions consist of bids to purchase the underlying security in the open market that are subject to a specified maximum.

  •
  Syndicate covering transactions involved purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time. Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock.

        In connection with this offering, the underwriters and the selling group members may engage in passive market making transactions in the common stock on the New York Stock Exchange in accordance with Rule 103 of Regulation M under the Exchange Act during the period before the commencement of the offers or sales of common stock and extending through the completion of the distribution. A passive market make must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market makers' bid that bid must be lowered when specified purchase limits are exceeded.

        The underwriters may, from time to time, engage in transactions with, and perform services for, us in the ordinary course of business.

        We estimate that the total expenses related to this offering payable by us, excluding underwriting discounts and commissions, will be approximately $1.5 million.

        A prospectus supplement and the accompanying prospectus in electronic format may be made available on Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

        Other than the prospectus supplement and the accompanying prospectus in electronic format, information contained in any other web site maintained by an underwriter or selling group member is not part of this prospectus supplement, the accompanying prospectus or the registration statement of which the prospectus forms a part, has not been endorsed by us or the underwriters or any selling group member in its capacity as underwriter or selling group member, and should not be relied on by its investors in deciding whether to purchase any shares of our common stock. The underwriters and selling group members are not responsible for information contained in Internet web sites that they do not maintain.

        Certain underwriters and their affiliates have in the past provided services to us and may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business. Bear, Stearns & Co. Inc. and its affiliates advised us in connection with the amendment to our Stockholder Rights Plan. In addition, Bear, Stearns & Co. Inc. and its affiliates perform various other financial advisory and investment banking services for us from time to time.

LEGAL MATTERS

        The validity of the shares of common stock will be passed upon by Squire, Sanders & Dempsey L.L.P. Certain legal matters in connection with the offering will be passed upon for the underwriters by Gibson, Dunn & Crutcher LLP.

PROSPECTUS

6,000,000 Shares

Common Stock

        We may offer, from time to time, up to 6,000,000 shares of our common stock. Our common stock is traded on the New York Stock Exchange under the symbol "GBX."

        Before you decide to invest in any common stock offered, you should carefully read this prospectus, the documents that are incorporated by reference in this prospectus, and the prospectus supplement that will be provided containing specific information relating to an offering. This prospectus may not be used to consummate sales of any offered common stock unless it is accompanied by a prospectus supplement describing the terms of that offering.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 22, 2004.

About This Prospectus	i
Where You Can Obtain Additional Information	ii
Incorporation of Documents by Reference	ii
Forward-Looking Statements	iii
About Greenbrier	1
Use of Proceeds	1
Description of Capital Stock	1
Plan of Distribution	4
Legal Matters	5
Experts	5

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a "shelf" registration process. Under this shelf registration process, we may, from time to time, offer and sell our common stock in one or more offerings up to a maximum aggregate of 6,000,000 shares.

        This prospectus provides you with a general description of the common stock we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. Any prospectus supplement may also add, update or change information contained in this prospectus. Any statement that we make in this prospectus will be modified or superseded by an inconsistent statement made by us in a prospectus supplement. The registration statement we filed with the SEC includes exhibits that provide more detail regarding the matters discussed in this prospectus. You should read this prospectus and the related exhibits filed with the SEC and any prospectus supplement, together with additional information described under the heading "Where You Can Obtain Additional Information."

        No person has been authorized to provide you with information or make any representation about us that is different from or in addition to, that contained in this prospectus or in any of the materials that we have incorporated by reference into this document. If anyone provides you with different or inconsistent information, you should not rely on it. No offer to sell these securities is being made in any jurisdiction where the offer or sale is not permitted. You should not assume that the delivery of this prospectus, any accompanying prospectus supplement or any sale of common stock implies that there has been no change in our business, financial conditions, results of operations or prospects at any time subsequent to the date of this prospectus or that the information in this prospectus is correct as of any time subsequent to its date.

i

WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission in accordance with the Securities Exchange Act of 1934. You can inspect and copy, at prescribed rates, these reports, proxy statements and other information at the public reference facilities of the SEC, in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on its public reference room. The SEC also maintains a website that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. You can also inspect reports and other information that we file at the office of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

        We have filed a registration statement on Form S-3, of which this prospectus is a part, covering the equity securities offered by this prospectus. As allowed by SEC rules and regulations, this prospectus does not contain all of the information set forth in the registration statement and the related exhibits. We refer you to the registration statement and the related exhibits for further information and this prospectus is qualified in its entirety by such other information.

INCORPORATION OF DOCUMENTS BY REFERENCE

        We are incorporating by reference in this prospectus the documents we file with the SEC. This means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information contained in this prospectus. We are incorporating by reference the following documents.

  •
  Our Annual Report on Form 10-K for the year ended August 31, 2004, filed with the SEC on November 12, 2004;

  •
  Our Current Report on Form 8-K filed with the SEC on October 8, 2004;

  •
  Our Current Report on Form 8-K filed with the SEC on November 15, 2004;

  •
  Our Current Report on Form 8-K filed with the SEC on December 7, 2004;

  •
  The description of our common stock, par value $0.001 per share, included in our registration statement on Form 8-A filed with the SEC on June 13, 1994;

  •
  The description of our share purchase rights, par value $0.001 per share, included in our registration statement on Form 8-A filed with the SEC on September 16, 2004; and

  •
  All documents filed by us with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the completion of the offering made pursuant to this prospectus and any applicable prospectus supplement.

        Any statement contained in a document incorporated by reference in this prospectus or the applicable prospectus supplement shall be deemed to be modified or superseded for the purposes of this prospectus or the applicable prospectus supplement to the extent that a statement contained in this prospectus, in the applicable prospectus supplement or in any other subsequently filed document that is also incorporated by reference in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus or the applicable prospectus supplement. Information that we file with the SEC after the date of this prospectus or the applicable prospectus supplement will automatically modify and supersede the information included or incorporated by reference in this prospectus or the applicable prospectus supplement to the extent that the subsequently filed information modifies or supersedes the existing information.

        We will provide without charge, upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus or the applicable prospectus supplement, other than exhibits to such documents unless such exhibits are specifically incorporated by reference in such documents. You may request a copy of these filings at the following address and telephone:

The Greenbrier Companies, Inc. One Centerpointe Drive, Suite 200 Lake Oswego, Oregon 97035 Attention: Investor Relations Telephone: (503) 684-7000

FORWARD-LOOKING STATEMENTS

        This prospectus, including information incorporated by reference in this prospectus, contains statements that we believe are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements as to our expectations, beliefs and strategies regarding the future. These forward-looking statements are subject to risks and uncertainties that are difficult to predict, may be beyond our control and could cause actual results to differ materially from those currently anticipated. Important factors that could cause actual results to differ materially from those suggested by these forward-looking statements and that could adversely affect our future financial performance and stockholder value include the following:

  •
  a delay or failure of acquired businesses, products or services to compete successfully;

  •
  actual future costs and the availability of materials and a trained workforce;

  •
  steel price increases, scrap surcharges and other commodity prices fluctuations and their impact on railcar demand and margins;

  •
  continued industry demand at current levels for railcar products, given substantial price increases;

  •
  ability to obtain suitable contracts for railcars held for sale;

  •
  ability to grow our railcar services and lease fleet and management services businesses;

  •
  availability of financing sources and borrowing base for working capital, other business development activities, capital spending and railcar warehousing activities;

  •
  ability to renew or obtain sufficient lines of credit and performance guarantees on acceptable terms;

  •
  competitive factors, including introduction of competitive products, price pressures and competitiveness of our manufacturing facilities and products;

  •
  industry overcapacity and our manufacturing capacity utilization;

  •
  ability to adjust to cyclical nature of railcar industry;

  •
  domestic and global business conditions and growth or reduction in the surface transportation industry;

  •
  domestic and global political, regulatory or economic conditions including such matters as terrorism, war, embargoes or quotas;

  •
  the effects of car hire deprescription on leasing revenue;

  •
  ability to obtain purchase orders that contain provisions for the escalation of prices due to increased costs of materials and components;

  •
  availability of subcontractors;

  •
  ability to utilize beneficial tax strategies;

  •
  decreases in carrying value of assets due to impairment;

  •
  severance or other costs or charges associated with lay-offs, shutdowns, or reducing the size and scope of operations;

  •
  changes in future maintenance requirements;

  •
  effects of local statutory accounting conventions on compliance with certain covenants in loan agreements;

  •
  changes in product mix and the mix between the manufacturing and leasing & services segments;

  •
  changes in fuel and/or energy prices;

  •
  labor disputes, energy shortages or operating difficulties that might disrupt manufacturing operations or the flow of cargo;

  •
  production difficulties and product delivery delays as a result of, among other matters, changing technologies or non-performance of subcontractors or suppliers;

  •
  lower than anticipated residual values for leased equipment;

  •
  discovery of defects in railcars resulting in increased warranty cost or litigation;

  •
  resolution or outcome of pending litigation;

  •
  the ability to consummate expected sales;

  •
  ability to obtain adequate certification and licensing of products;

  •
  delays in receipt of orders, risks that contracts may be canceled during their term or not renewed and that customers may not purchase as much equipment under the contracts as anticipated;

  •
  financial condition of principal customers;

  •
  market acceptance of products;

  •
  ability to obtain insurance at acceptable rates;

  •
  changes in interest rates;

  •
  availability and price of essential raw materials, specialties or components, including steel and steel castings, to permit manufacture of units on order;

  •
  ability to replace maturing lease revenue and earnings with revenue and earnings from additions to the lease fleet and management services; and

  •
  financial impacts from currency fluctuations in our worldwide operations.

        Any forward-looking statements should be considered in light of these factors. We assume no obligation to update or revise any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting the forward-looking statements.

ABOUT GREENBRIER

        We are a leading supplier of transportation equipment and services to the railroad and related transportation industries. Our principal business activities include:

  •
  designing, manufacturing and marketing intermodal railcars, conventional railcars, specialty railcars and marine vessels and repairing and refurbishing intermodal and conventional railcars; and

  •
  leasing and providing management services to the North American rail transportation industry.

        With operations in the United States, Canada, Mexico and Europe, the manufacturing segment of our business produces double-stack intermodal railcars, conventional railcars, specialty railcars and marine vessels, and performs repair, refurbishment and maintenance activities for both intermodal and conventional railcars. The leasing and services segment owns approximately 11,000 railcars and performs management services for approximately 122,000 railcars for railroads, shippers, carriers and other leasing and transportation companies.

        We are a Delaware corporation that was formed in 1981. Our principal executive offices are located at One Centerpointe Drive, Suite 200, Lake Oswego, Oregon 97035, and our telephone number is (503) 684-7000.

USE OF PROCEEDS

        Except as otherwise described in the applicable prospectus supplement, we intend to use the net proceeds from the sale of securities offered by this prospectus and such prospectus supplement for general corporate purposes, which may include the repayment of existing debt, the financing of working capital needs, capital expenditures and acquisitions. Accordingly, our management will have discretion in the application of the net proceeds. We may temporarily invest the net proceeds in short-term, interest-bearing, investment-grade securities.

DESCRIPTION OF CAPITAL STOCK

        The following description is a general summary of the terms of our common stock and preferred stock. The description below and in any prospectus supplement does not include all of the terms of the common stock and preferred stock and should be read together with our Restated Certificate of Incorporation, Amended and Restated By-Laws, as further amended, and Rights Agreement, copies of which have been filed with the SEC.

General

        Under our Restated Certificate of Incorporation, we are authorized to issue 75,000,000 shares, of which 50,000,000 shall be shares of common stock, par value $0.001 per share, and 25,000,000 shall be shares of preferred stock, par value $0.001 per share. As of October 29, 2004, 14,899,842 shares of common stock were issued and outstanding, including 8,588,000 shares beneficially owned by our two principal stockholders. This includes 750,000 shares held by charitable remainder unitrusts created by each of our two principal stockholders. These unitrusts expire on December 29, 2004, at which point the shares held by the unitrusts will be distributed in accordance with the terms of the respective unitrusts. In addition, as of October 29, 2004, 867,950 shares were issuable under outstanding stock options granted under our stock option plans. We have not issued any shares of our preferred stock. However, in connection with the stockholder rights plan described below, the board has designated 200,000 shares of preferred stock as Series A participating preferred stock.

Common Stock

        Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. There are no cumulative voting rights. Holders of common stock have no preemptive or conversion rights and are entitled to receive ratable dividends when and if declared by the board of directors out of funds legally available for the payment of dividends, subject to any preferential rights of any then-outstanding preferred stock. There are no redemption or sinking fund provisions applicable to common stock. Subject to the rights of holders of any preferred stock, holders of common stock are entitled to share ratably in our assets legally available for distribution to stockholders in the event of our liquidation, dissolution or winding up after payment of or adequate provision for all our known debts and liabilities.

        Our common stock is listed on the New York Stock Exchange under the symbol "GBX."

Preferred Stock

        The board of directors may, without further action by the stockholders, subject to New York Stock Exchange rules, issue preferred stock in one or more series and fix the rights and preferences of the preferred stock, including voting rights, dividend rates, conversion rights, terms of redemption (including sinking fund provisions) and liquidation preferences. The issuance of preferred stock by action of the board of directors could adversely affect the voting power, dividend rights and other rights of holders of common stock. Issuance of a series of preferred stock also could, depending upon the terms of series, impede the completion of a merger, tender offer or other takeover attempt.

        In connection with the stockholders rights plan described below, the board has designated 200,000 shares of preferred stock as Series A participating preferred stock, $0.001 par value. None of these shares of preferred stock have been issued or are outstanding. The number of shares of Series A participating preferred stock may be increased or decreased by the board without stockholder approval provided that the number of shares of Series A participating preferred stock is at least equal to the number of shares outstanding plus the number of shares issuable upon exercise of outstanding rights, options or warrants or upon conversion of outstanding securities.

        When the Series A participating preferred stock is issued, each holder of one-one hundredth of a share of Series A participating preferred stock will be entitled to one vote on all matters to be voted upon by the stockholders. Except as otherwise provided, holders of Series A participating preferred stock and common stock will vote together as a single class. The Series A participating preferred stock will rank junior to all other series of our preferred stock as to the payment of dividends and the distribution of assets on liquidation, dissolution or winding up, but senior to our common stock. Shares of Series A participating preferred stock will not be redeemable.

Anti-Takeover Provisions

        Our Restated Certificate of Incorporation and Amended and Restated By-Laws, as currently in effect, contain provisions that may have the effect of delaying, deferring or preventing a change in control of our ownership or management. They provide for:

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  A classified board of directors, with each class containing as nearly as possible one-third of the total number of members of the board of directors and the members of each class serving for staggered three-year terms;

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  A vote of at least 55% of our voting securities to amend some provisions of the Restated Certificate of Incorporation;

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  No less than 40 days' advance notice with respect to nominations of directors or other matters to be voted on by stockholders other than by or at the direction of the board of directors;

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  The calling of special meetings of stockholders only by the president or a majority of the board of directors; and

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  The designation of the terms of preferred stock issuable pursuant to a stockholder rights plan, as described below.

        Delaware Anti-Takeover Provision.    We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a publicly held Delaware corporation from engaging in a "business combination," except under certain circumstances, with an "interested stockholder" for a period of three years following the date such person became an "interested stockholder" unless:

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  before such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction that resulted in the interested stockholder becoming an interested stockholder;

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  upon the consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares held by directors who also are officers of the corporation and shares held by employee stock plans; or

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  at or following the time such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of 66 2/3% of the outstanding voting stock of the corporation that is not owned by the interested stockholder.

        The term "interested stockholder" generally is defined as a person who, together with affiliates and associates, owns, or, within the three years prior to the determination of interested stockholder status, owned, 15% or more of a corporation's outstanding voting stock. The term "business combination" includes mergers, asset or stock sales and other similar transactions resulting in a financial benefit to an interested stockholder. Section 203 makes it more difficult for an "interested stockholder" to effect various business combinations with a corporation for a three-year period. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders. A Delaware corporation may "opt out" of Section 203 with an express provision in its original certificate of incorporation or any amendment thereto. Our Restated Certificate of Incorporation does not contain any such exclusion.

Stockholder Rights Plan

        On July 13, 2004, our board of directors adopted a stockholder rights plan pursuant to which each stockholder of record as of July 26, 2004 received a dividend distribution of one preferred stock purchase right per share of common stock. The terms of the stock purchase rights are set forth in a rights agreement, as amended, between us and a rights agent designated for this purpose. Each right initially entitles the registered holder to purchase one one-hundredth of a share of Series A participating preferred stock, $0.001 par value, at a price of $100 per right, subject to adjustment. The rights are not presently exercisable. Until they become exercisable, the rights will automatically trade with the underlying common stock and no separate preferred stock purchase rights certificates will be distributed at this time. The rights can be exercised on a cashless basis. The rights will expire at the earlier of July 26, 2014 or the redemption or exchange of the rights. The board may amend or terminate the rights plan at any time or redeem the rights for $0.01 per right at any time until ten days after a person or group meets a triggering threshold as described below.

        The rights become exercisable ten days following the date a person or group first acquires 12% or more of our common stock or ten business days following the commencement of a tender offer that would result in a person or group beneficially owning 12% or more of our outstanding common stock. In determining whether 12% ownership has been acquired for purposes of the rights plan, the present beneficial holdings of our two principal stockholders, which constitute 28.8% of our common stock for each stockholder, are grandfathered. Subject to limited exceptions, the rights also will become exercisable if either principal stockholder increases the number of shares he currently beneficially owns.

        If a person or group acquires, obtains a right to acquire or commences a tender offer for 12% or more of our common stock, each holder of rights will be entitled to exercise such rights in order to receive that number of shares of our common stock equal to twice the exercise price of the rights. In addition, in the event of a business combination or certain sale transactions, the rights permit their holders to receive, upon the exercise at the then-current exercise price, that number of shares of the acquirer's or surviving corporation's common stock having a market value of two times the exercise price of the right. At any time after a person or group acquires 12% or more of our common stock and before the person or group acquires 50% of more of our common stock, we may exchange all of the then-outstanding rights for common stock at an exchange ratio of one share of common stock per right, subject to adjustment. In each case, the rights associated with the shares of our common stock owned by the triggering person or group are not exercisable.

        On July 26, 2004, Alan James, then-chairman of our board of directors filed an action in the Court of Chancery of the State of Delaware against us and all of our then-existing directors other than Mr. James. On October 29, 2004, Mr. James was the beneficial owner of 28.8% of our shares. The action seeks rescission of the rights agreement, alleging, among other things, that directors breached their fiduciary duties in adopting the rights agreement and that adopting the rights agreement breached the right-of-first-refusal provisions of a stockholders' agreement among Mr. James, William A. Furman and us. Subsequently, the action has been amended to remove the claims regarding the stockholders' agreement. The lawsuit does not seek monetary damages. We believe the lawsuit is without merit and intend to vigorously defend our position.

Number of Directors; Filling Vacancies

        Our Amended and Restated By-Laws, as currently in effect, provide that the number of directors shall be eight. The stockholders and the board of directors have the authority to adopt, repeal or amend the by-laws. The affirmative vote of a majority of the total number of votes of the then-outstanding shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class, may remove any director with or without cause. Unless previously filled by the holders of at least a majority of the shares of capital stock entitled to vote for the election of directors, vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director.

PLAN OF DISTRIBUTION

        The common stock being offered by this prospectus may be sold:

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  through agents,

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  to or through underwriters,

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  through broker-dealers (acting as agent or principal),

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  directly to purchasers, through a specific bidding or auction process or otherwise, or

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  through a combination of any such methods of sale.

        The distribution of the common stock may be effected from time to time in one or more transactions. The common stock may be sold at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices relating to the prevailing market prices or at negotiated prices.

        Any underwriter or agent involved in the offer and sale of the common stock will be named in the applicable prospectus supplement.

        If we use underwriters for an offering of common stock, the underwriters will acquire the common stock for their own accounts. We also may, from time to time, authorize underwriters acting as agents to offer and sell the common stock upon the terms and conditions as will be set forth in the applicable prospectus supplement. In connection with the sale of the common stock, underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and also may receive commissions from purchasers of the common stock. We and any underwriters may sell the common stock to or through dealers, who may receive compensation in the form of discounts, concessions and/or commissions from the purchasers of the common stock.

        Any underwriting compensation paid by us to underwriters or agents in connection with any offering of the common stock and any discounts, concessions or commissions to participating dealers will be set forth in the applicable prospectus supplement. Underwriters, dealers and agents participating in the distribution of the common stock may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the common stock may be deemed to be underwriting discounts and commissions. We may agree to indemnify underwriters, dealers and agents against civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments underwriters, dealers, or agents may be required to make.

        If so indicated in the applicable prospectus supplement, we may authorize underwriters, dealers or agents to solicit offers from certain types of institutions to purchase common stock from us at the public offering price set forth in the applicable prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a future date. Institutions with which delayed delivery contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions. The applicable prospectus supplement will set forth the commission payable for solicitation of such offers.

        Any underwriter may engage in overallotment, stabilizing transactions, short-covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934. Overallotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short-covering transactions involve purchases of shares of common stock in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the shares of common stock originally sold by the dealer are purchased in a covering transaction to cover short positions. Those activities may cause the price of the common stock to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of these activities at any time.

        Underwriters and their affiliates may engage in transactions with or perform services for us in the ordinary course of business.

LEGAL MATTERS

        The validity of the issuance of the shares of common stock being offered by us by this prospectus will be passed upon by Squire, Sanders & Dempsey L.L.P.

EXPERTS

        The financial statements and the related financial statement schedule incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended August 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

4,500,000 shares

Common Stock

PROSPECTUS SUPPLEMENT

May 5, 2005

Bear, Stearns & Co. Inc. Sole Book-Running Manager

Wachovia Securities

BB&T Capital Markets	D.A. Davidson & Co.

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ABOUT THIS PROSPECTUS SUPPLEMENT
MARKET AND INDUSTRY DATA
SUMMARY
The Offering
Summary Consolidated Financial and Operating Data
RISK FACTORS
FORWARD-LOOKING STATEMENTS
RECENT DEVELOPMENTS
USE OF PROCEEDS
CAPITALIZATION
PRICE RANGE OF COMMON STOCK
DIVIDEND POLICY AND INFORMATION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
INDUSTRY
BUSINESS
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
PRINCIPAL STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
UNDERWRITING
LEGAL MATTERS

ABOUT THIS PROSPECTUS
WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION
INCORPORATION OF DOCUMENTS BY REFERENCE
FORWARD-LOOKING STATEMENTS
ABOUT GREENBRIER
USE OF PROCEEDS
DESCRIPTION OF CAPITAL STOCK
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS